SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the year ended December 31, 2002

Microcell Telecommunications Inc.

800 de la Gauchetiere Street West, Suite 4000
Montreal, Quebec
Canada
H5A 1K3

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.
Date: May 15, 2003	By:

/s/ JACQUES LEDUC
_______________________________
Jacques Leduc Chief Financial Officer and Treasurer

2002 ANNUAL REPORT
MICROCELL TELECOMMUNICATIONS INC.

Index

President's Message

Management's discussion and analysis

Auditors' report

Consolidated financial statements

Notes to consolidated financial statements

About Microcell Telecommunications Inc.

Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to over 1 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT.

Pour obtenir la version française de ce rapport annuel, veuillez telephoner au 514 937-2121.
This annual report is printed in Canada on recyclable paper.

Fido is a registered trademark of Microcell Solutions Inc.
Bluetooth is a trademark of Bluetooth SIG, Inc.

ISBN 2-923017-01-3
Legal Deposit -- Bibliotheque nationale du Quebec, 2003
Legal Deposit -- National Library of Canada, 2003

President's Message

Our foremost priority last year was to restore Microcell to a solid financial position. Today, I am proud to say that this mission has been accomplished.

In 2002, the telecommunications industry experienced the worst conditions in its history for a second consecutive year, presenting our Company with unprecedented challenges. The slowdown in the growth of the wireless communications sector, the delay in the generating of revenues for data transmission services, and the economic slump that continued to affect the markets all had serious repercussions on our operating results and compelled us to take stringent measures.

After beginning the year with an action plan to complete the refocusing of our Personal Communications Services activities and to further increase our operational efficiency, we took on the task of strengthening our balance sheet in the second half of 2002.

Over the course of the summer, we formed a Special Committee of our Board of Directors, and we retained the services of a financial advisor in order to evaluate our options for reducing our financing costs and improving our capital structure, bearing in mind the best interest of all parties.

Early in 2003, this process led to the reaching of an agreement in principle with our creditors for implementing a plan to recapitalize the Company. This plan, which was adopted almost unanimously in the first quarter of 2003, reduces our debt obligations by over 80%, as well as our annual interest obligations by an amount ranging from $160 million to $200 million.

This is a major accomplishment that puts us in a more favourable competitive position as we consider our future. However, this was not our only achievement in 2002.

Financial performance that reflects our priorities

Despite the particular context we faced and the effort that was required to complete the recapitalization process successfully, there was marked progress in our financial results.

For example, although market conditions were unfavourable, our revenues rose by 9% to $591.1 million. Moreover, our operating costs decreased by the same percentage--a remarkable performance in our industry.

Our strict financial discipline in 2002 also resulted in the best reported growth in EBITDA[1] in the Canadian wireless industry for the second consecutive year. With a spectacular improvement of $100 million year-over-year, our EBITDA, at $91 million, was positive on an annual basis for the first time in our history.

A successfully executed recapitalization process

It must be noted that we established certain specific operating objectives when we undertook the recapitalization process: 1. maintain the value of our assets¾ brand, network, and customer base, 2. retain our employees, and 3. preserve our liquidity.

I am pleased to confirm that these objectives, which guided us in our decision making during the second half of the year, have all been reached.

For instance, we were able to maintain our customer base at a stable level, a considerable achievement given our conscious effort to constrain our acquisition of new customers, particularly during the fourth quarter, and given the increase in our churn rate due to our circumstances. With regard to the latter point, the measures we put in place during the second half of the year have started to bear fruit and allow us to expect a gradual return to churn rates that are closer to the industry average in the coming quarters.

We also maintained excellent network and service performance through $124.7 million in capital spending invested primarily to enhance intra-network coverage and improve capacity in areas where demand has further increased.

Employee turnover remained stable, despite the uncertainty stemming from the restructuring, and we even managed to improve our liquidity over the course of this process.

Reclaiming our place in the market

Overall, 2002 was a turbulent yet constructive year. We have emerged stronger and can now look to the future with confidence and enthusiasm.

With our highly competitive capital structure and improved operational efficiency, we now consider the conditions that will enable us to once again become a force in the Canadian wireless communications market to be in place.

With the help of our outstanding employees, motivated by success and excellence, we will continue to pleasantly surprise our customers with the quality of our services and our ability to innovate.

Through the orderly execution of our business plan and our determination to achieve profitability, we will work toward regaining the confidence of the financial markets.

Our Company's operations were established on high quality and performance standards. Our track record attests to our ability to adapt and our resilience and determination in the face of challenges that a changing market continues to present.

Despite current economic conditions, we remain convinced of our industry's enormous potential. It is with this conviction that we will work in 2003 toward putting growth back on track and pursuing profitability, drawing on the very same energy with which we strengthened our Company's position in 2002.

Finally, I would like to thank our customers for their steadfast support over the past months and to assure them of our ongoing commitment to deserving their trust and loyalty. I would also like to acknowledge the vitality and esprit de corps of our employees. They were our partners in our past success and are the guarantors of the success we will achieve in the future.

/s/ Andre Tremblay
President and Chief Executive Officer
Microcell Telecommunications Inc.

[1] Earnings before interest, taxes, depreciation, amortization, impairment of intangible assets and restructuring charges

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements

This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe," "intend," "may," "will," "expect," "estimate," "anticipate," "continue," "consider," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio frequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

Basis of presentation

The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. ["Microcell"] and its subsidiaries as of December 31, 2002 and results of operations for the twelve-month period ended December 31, 2002. It should be read in conjunction with the consolidated financial statements of Microcell as of and for the twelve-month period ended December 31, 2002. Such consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"], which differ in certain material respects from accounting principles generally accepted in the United States ["U.S. GAAP"] and have been reconciled with U.S. GAAP in note 20 to the consolidated financial statements as of December 31, 2002.

As of December 31, 2002, Microcell conducted its wireless communications business through five wholly owned subsidiaries [references to the "Company" herein refer to Microcell and its subsidiaries] which were: Microcell Capital II Inc. ["Microcell Capital"], Microcell Connexions Inc. ["Connexions"], Microcell Labs Inc. ["Microcell Labs"], Microcell Solutions Inc. ["Solutions"], and Inukshuk Internet Inc. ["Inukshuk"].

As of December 31, 2002, the Company carried out its operations through three strategic business segments: Personal Communications Services ["PCS"], Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations [the "PCS License"] awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ["MCS"] technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

As the Wireless Internet and Investments operations are not significant starting 2003, the Company has determined that it operates in one segment since January 1, 2003.

Throughout the following discussion and analysis, the Company uses the term "EBITDA" and "EBITDA margin". EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization. EBITDA margin is defined as EBITDA divided by the total revenues of the Company. The Company also uses the terms "monthly average retail revenue per user" ["ARPU"], "cost of acquisition of a retail subscriber" ["COA"], "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, EBITDA margin, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Critical accounting policies and estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies and estimates used in the preparation of the Company's financial statements include the following:

Revenue Recognition

Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within cost of products and services.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from its inability to collect balances due from its customers. The Company bases its estimates on the aging of its accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different than expected.

Capitalization of costs

The Company is engaged in the activity of building and deploying network assets and incurs internal costs related to these activities. During construction or deployment of new assets, direct costs, plus a portion of applicable overhead costs, are capitalized.

Capital Assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network build out, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. The Company reviews the recoverability of capital assets for impairment whenever events or changes in circumstances occur, or at least annually. Recoverability is measured by a comparison of the carrying amount of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets.

Intangible Assets

The Company has determined that its PCS License and MCS licenses are intangible assets having indefinite lives under the recent accounting standard "Goodwill and Other Intangible Assets". The intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Change in Canadian accounting policies

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force [the "Task Force"] issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products ["EITF 01-9"]. The consensus reached by the Task Force indicates that a cash consideration [including a sales incentive] given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20,941,000, $19,347,000 and $22,827,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, operating measures or cash flows.

Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock options granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. No such awards were granted in 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method.

Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' ["CICA"] Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS License it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS License has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS License in the amount of $140,000. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Reorganization

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 (the "2006 Notes") and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ("CCAA") protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.7 billion.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

These accompanying consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company's balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

COMPANY OVERVIEW

The Company began 2002 by successfully securing an additional $100 million in bank financing from a group of senior lenders, which effectively increased the total amount of senior secured facilities outstanding from $750 million to $800 million. In conjunction with this financing, the Company entered into an equipment supply agreement with an important vendor whereby Connexions agreed to purchase at least $150 million worth of network infrastructure hardware and software over the next three years. This agreement was subsequently amended in December 2002 to eliminate the purchase commitment as part of the Company's recapitalization efforts described above.

During the same time, the Company proceeded with the consolidation of its core PCS operations and further adapted its business priorities to increase its customer focus and to respond to competitive market conditions. Improving profitability was at the forefront of these efforts. To achieve this, the Company focused on implementing effective and prudent cost management initiatives and reduced its level of activity and project focusing on its core business. As a result, the workforce was reduced by approximately 350 employees. Furthermore, in-line with new business strategy, the Company reduced spending in its non-PCS business operations such as Inukshuk Internet Inc. and Argo II: The Wireless Internet Fund Limited Partnership ["Argo II"].

The objective of the integration of the Company's network operations, marketing, and customer service activities, accomplished through the above-mentioned PCS reorganization, was to allow the Company to sharply focus and galvanize its resources to better address the needs of Fido customers in terms of capacity, new services and data. A number of developments occurred in 2002 that reflected the Company's goal to enhance the PCS customer experience and to create a foundation for future growth and profitability.

In order to maintain and improve its competitiveness, the Company continued to expand and enhance its product and service offering.

In April 2002, the Company offered the first GPRS card for personal computers (PC) that allows Canadians to access wireless data services across North America.

In August 2002, the Company introduced a new 15¢&-per-minute airtime rate for Fido Prepaid Service. The new airtime vouchers are available in denominations of $15 [valid for 15 days] and $30 [valid for 30 days]. The Company also continues to offer vouchers with a longer validity period in denominations of $10 [valid for 30 days] and $25 [valid for 60 days], with airtime being calculated at an effective per-minute rate of 30¢. The flexible nature of the new pricing should enable two main customer segments the Company is targeting for prepaid, the youth and the young adults segments, to better control monthly expenses and benefit from greater value.

In October 2002, Fido introduced InstantRefill--a mobile wireless, interactive transactional platform for prepaid airtime replenishment. InstantRefill, a SMS [Short Message Service] text message-based payment service, is a secure and simple mobile commerce application that enables airtime refill from a handset with payment by credit card or pre-authorized bank account debit.

During 2002, the Company also introduced several new devices, many which were exclusive to Fido. These included the Vtech A700, the Sony Ericsson T200, and the Sony Ericsson T68i. These handsets offer many of the features found only on high-end wireless handsets, such as a vibrating alert, calendar, alarm clock, calculator, scalable text and dynamic menu icons. Several of these handsets combine worldwide roaming capabilities with instant one-touch access to the Internet and personal picture messaging. In particular, the Sony Ericsson T68i, which supports cable-free BluetoothTM connections between devices [thereby allowing users to talk without a wire connection], was also the first wireless handset in Canada with digital camera capability and picture messaging.

Despite the Company's efforts to tightly manage its costs, operating cash flow did not grow sufficiently to cover interest charges, debt capital repayment, and to fund on-going network enhancement and capacity improvement. In addition, the economic, capital market and industry-specific conditions that affected the telecommunications operators in Canada had serious repercussions on the Company's operating results. With a highly leveraged financial position and no clear financing options available, the Company's share price fell significantly. This resulted in the delisting of the Company's Class B Non-Voting Shares from the Nasdaq National Market in July 2002. Given this context, during the second half of 2002 as discussed in the Reorganization section, the Company undertook a comprehensive evaluation of possible alternatives, with the assistance of a financial advisor, to reduce its financing costs and improve its liquidity. This process culminated with the Company's reaching an agreement in principle with its secured lenders and unsecured noteholders subsequent to the end of the year. The proposed recapitalization plan was approved almost unanimously by the Company's creditors in the first quarter of 2003, significantly reducing the Company's debt obligations by approximately $1.7 billion and its annual interest obligations by a range of $160 million to $200 million. On May 1, 2003, the Plan became effective.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS
	Years ended December 31
	2002	2001	2000
		$	$
		[Restated]	[Restated]
CONSOLIDATED	[Unaudited]
[In thousands of Canadian dollars, except for per-share data]
Revenues	591,062	541,490	405,986
EBITDA	91,012	(9,803)	(112,332)
Loss before income taxes	642,396	500,207	383,942
Net loss	570,501	498,485	268,427
Basic and diluted loss per share	$2.37	$4.56	$2.79
Capital expenditures	124,683	277,395	257,191
Total employees, end of period [expressed as full-time equivalent]	2,026	2,377	2,603
PCS
Revenues	591,056	542,510	407,700
EBITDA	95,909	8,167	(105,735)
Capital expenditures	124,738	283,610	263,170
Other data:
Monthly average retail revenue per user [ARPU]
Postpaid	$59.12	$60.56	$56.69
Prepaid	$18.64(1)	$20.99	$27.14
Blended	$39.73(1)	$41.14	$43.55
Cost of acquisition of a retail subscriber	$281	$321	$388
Net retail subscriber additions
Postpaid	(92,636)	169,880	119,770
Prepaid	137,947	116,803	218,270
Total	45,311	286,683	338,040
Churn rate	3.4%(2)	2.6%	2.2%
Total retail subscribers, end of period
Postpaid	545,062	637,698	467,818
Prepaid	619,459	571,512	454,709
Total	1,164,521	1,209,210	922,527
Total employees, end of period [expressed as full-time equivalent]	2,023	2,302	2,495

(1) Calculation excludes 50,000 inactive prepaid service customers.
(2) Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002, following the termination of a customer retention program.

CONSOLIDATED RESULTS

Year ended December 31, 2002, compared with the year ended December 31, 2001

The Company's financial results for the periods described herein are not necessarily indicative of its future operating results given the risks and uncertainties associated with the Company's operations and the Canadian wireless industry in general.

As of December 31, 2002, the Company offered PCS in twenty-one CMAs in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population.
Reported results [in millions of dollars, except for per-share data]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Revenues	591.1	541.5	49.6
Costs and operating expenses [excluding restructuring charges, impairment of intangible assets and depreciation and amortization]	500.1	551.3	(51.2)
Operating income (loss) before restructuring charges, impairment of intangible assets and depreciation and amortization	91.0	(9.8)	(100.8)
Impairment of intangible assets	223.4	--	223.4
Restructuring charges	7.5	5.2	2.3
Depreciation and amortization	242.4	178.0	64.4
Operating loss	382.3	193.0	189.3
Interest expense and other	221.4	217.7	3.7
Foreign exchange loss (gain)	(1.0)	51.1	(52.1)
Write-down of deferred financing costs and deferred gain and loss of financial instruments	17.0	--	17.0
Gain on financial instruments	(6.6)	--	6.6
Loss in value of investments, marketable securities and other assets	16.1	33.1	(17.0)
Share of net loss in investees	13.2	5.3	7.9
Income tax benefit	(71.9)	(1.7)	70.2
Net loss	570.5	498.5	72.0
Basic and diluted loss per share	2.37	4.56	(2.19)

Quarterly data [in millions of dollars, except for per-share data]
Year ended December 31, 2002	Q1	Q2	Q3	Q4
[Unaudited]	$	$	$	$
Revenues	140.1	145.7	154.5	150.8
Net loss	95.3	199.2	152.3	123.7
Basic and diluted loss per share	0.40	0.82	0.64	0.51

Quarterly data [Restated] [in millions of dollars, except for per-share data]
Year ended December 31, 2001	Q1	Q2	Q3	Q4
[Unaudited]	$	$	$	$
Revenues	119.4	134.1	146.4	141.6
Net loss	172.0	75.2	142.9	108.4
Basic and diluted loss per share	1.67	0.72	1.37	0.88

Consolidated revenues increased from $541.5 million to $591.1 million, representing a 9% growth over 2001 mainly due to a higher number of revenue-generating postpaid and prepaid subscribers in the active customer base in the PCS business (for more details, see the explanation provided in the Segmented Results section entitled PCS Segment).

Costs and operating expenses, excluding impairment of intangible assets, restructuring charges, depreciation and amortization, decreased by 9% from $551.3 million in 2001 to $500.1 million in 2002, primarily as a result of lower expenses in the PCS business segment of $39.9 million [including the impact of a favorable clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for], lower expenses in the Wireless Internet business segment of $9.4 million, and lower expenses in the Investments segment of $1.9 million [all after intersegment eliminations]. Consequently, the Company posted an operating income before restructuring charges, impairment of intangible assets, depreciation and amortization of $91.0 million for the year ended December 31, 2002, compared with an operating loss before restructuring charges, depreciation and amortization of $9.8 million in 2001. This represents an improvement of $100.8 million year-over-year. For a detailed analysis, see the Segmented Results section.

For a period of time during 2002, the Company had been pursuing negotiations with potential business partners to secure financing for its MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

The restructuring charges of $7.5 million for 2002 compared with $5.2 million in 2001, related primarily to severance payments made to approximately 350 employees who were laid-off during 2002 compared with approximately 200 employees laid-off in 2001. These measures were taken in order to adjust the Company's workforce to the requirements of its operating plan and were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

Depreciation and amortization increased by $64.4 million in 2002. This was mainly due to the write-down of certain of the Company's capital assets to their net recoverable amounts and to the increase in capital assets as a result of network enhancement since December 2001. Accordingly, the depreciation and amortization for 2002 included write-downs of $31.4 million related to network and application software in the PCS segment and $5.9 million related to the portal in the Wireless Internet segment. As a result, the operating loss for 2002 increased by $189.3 million in 2002.

The decrease in foreign exchange loss of $52.1 million in 2002 was mainly due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on the Company's long-term U.S.-dollar denominated debt.

Given the recapitalization process in which the Company was engaged in 2002, it decided to terminate all its hedging agreements [see note 9 to the audited consolidated financial statements for the year ended December 31, 2002]. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due 2009, created a net gain in the amount of $6.6 million for the whole year.

The Company wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.6 million deferred gain on financial instruments for a net total of $17 million, all which related to the long-term debt in default.

The decrease of $17.0 million in the loss in value of investments, marketable securities and other assets for 2002 was mainly due to a lower number of investments and marketable securities in the Company's portfolio during 2002. The $7.9 million increase in the share of net loss in investees for the twelve-month period ended December 31, 2002 was the result of a general decline in market conditions for high-technology companies in 2002, which are the main component of GSM Capital's portfolio.

As a result, the Company posted consolidated net losses of $570.5 million for the year ended December 31, 2002 compared with $498.5 million for 2001. Basic and diluted losses per share decreased from $4.56 in 2001 to $2.37 in 2002. This was mainly due to the increase in the weighted-average number of shares following the December 2001 rights issue.

Year ended December 31, 2001, compared with the year ended December 31, 2000

The Company's financial and operating statistics for the year ended December 31, 2001, compared with the year ended December 31, 2000, reflect the increase in its activities in the CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs in 2001.

Reported results [in millions of dollars, except for per-share data]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance
Revenues	541.5	406.0	135.5
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets and depreciation and amortization)	551.3	518.3	33.0
Operating loss before restructuring charges, depreciation and amortization	(9.8)	(112.3)	(102.5)
Restructuring charges	5.2	--	5.2
Depreciation and amortization	178.0	131.3	46.7
Operating loss	193.0	243.6	(50.6)
Interest expense and other	217.7	173.9	43.8
Foreign exchange loss	51.1	24.6	26.5
Net gain on disposal of investments	--	(286.0)	(286.0)
Loss (gain) in value of investments, marketable securities and other assets	33.1	248.3	(215.2)
Share of net loss (income) in investees	5.3	(20.6)	(25.9)
Income tax benefit	(1.7)	(115.5)	(113.8)
Net loss	498.5	268.4	230.1
Basic and diluted loss per share	4.56	2.79	1.77

Consolidated revenues increased from $406.0 million to $541.5 million, representing a 33% growth over 2000. PCS business accounted for all of this increase, due mainly to a 31% increase in the subscriber base. Costs and operating expenses, excluding restructuring charges, depreciation and amortization, increased by 6% from $518.3 million to $551.3 million as a result of higher expenses in the PCS business segment for $19.7 million, in the Wireless Internet business segment for $13.2 million, and in the Investments segment for $0.1 million [all after intersegment eliminations]. As a result, the operating loss before restructuring charges, depreciation and amortization, on a year-over-year basis, decreased by $102.5 million or 91% to $9.8 million in 2001, compared with an operating loss before depreciation and amortization of $112.3 million in 2000. The operating loss, at $193.0 million in 2001, decreased by $50.6 million for the same reasons but it was partially offset by a higher depreciation expense of $46.7 million [due to the increase in capital assets as a result of network expansion since December 31, 2000] and restructuring charges of $5.2 million. The restructuring charges recorded in 2001 relate primarily to severance payments made to a number of employees laid off during the year in order to adjust the Company's work force to the requirements of its 2002-2003 operating plan.

The increase in interest expense and other was due to the draw-downs in 2001 on the Senior Secured Revolving Credit Loan and was consistent with the accretion of interest on the Senior Discount Notes due 2006, 2007 and 2009. In addition, lower cash and short-term investments on-hand during the first three quarters of 2001 compared with the same periods in 2000 contributed to a decrease in interest income in 2001. The increase in foreign exchange loss was due to the deterioration of the exchange rate of the Canadian dollar relative to the U.S. dollar.

The decrease, in 2001, in net gain on disposal of investments is the result of a net gain of $286.0 million realized in 2000 due mainly to the Company's sale of both its directly and indirectly held investments in Saraide Inc. to InfoSpace Inc. ["InfoSpace"]. The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. The share of net loss in investees, which amounted to $5.3 million in 2001 compared with a share of net income of $20.6 million in 2000 is due to the general decline in market conditions of high-technology companies.

As a result, the Company posted a net loss and a net loss per share in 2001 of $498.5 million and $4.56 respectively, compared with $268.4 million and $2.79 in 2000.

SEGMENTED RESULTS

PCS SEGMENT

Year ended December 31, 2002, compared with the year ended December 31, 2001

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on GPRS technology.

PCS Selected financial information [In millions of dollars]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Revenues	591.0	542.5	48.5
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	495.1	534.3	(39.2)
PCS Segment operating income	95.9	8.2	87.7

During 2002, the Company activated 548,079 new gross retail customers, down 11% from 612,883 in 2001. The decline in new gross retail customers was the result of a decrease in postpaid gross activations, particularly in the second half of 2002, reflecting continuing competitive market conditions within the Canadian wireless industry, as well as the Company's prudent approach toward customer acquisition given its uncertain financial situation and recapitalization process. Accordingly, postpaid subscribers accounted for 45% of the total gross activations in 2002, compared with 51% in 2001.

As of December 31, 2002, the Company provided wireless service to 1,164,521 retail PCS customers, 545,062 of which were on postpaid and 619,459 on prepaid. This figure included the adjustment described above. As a result of this adjustment, in addition to lower gross activations, higher churn, tighter credit policies, and competitive market conditions there was a 44,689 reduction in the Company's retail customer base during 2002, compared with the addition of 286,683 new net retail customers in 2001. Excluding the second-quarter adjustment for inactive prepaid customers, the Company added 137,947 new net prepaid additions for full-year 2002, compared with 116,803 in the previous year. However, the Company's postpaid subscriber base decreased by 92,636 in 2002, compared with an increase of 169,880 in 2001, due primarily to substantially higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, a reduction in marketing-related promotions in light of the Company's financial condition, and a pronounced emphasis on postpaid customer acquisition by the competition.

In addition, as at December 31, 2002, Microcell provided PCS network access to 20,667 wholesale subscribers, compared with 20,631 at the end of 2001. This result is consistent with the Company's strategy of discontinuing active solicitation of the wholesale business, while continuing to support its existing third-party service providers.

The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period), increased to 3.4% for full-year 2002 from 2.6% in the previous year, and was the result of both higher postpaid churn and prepaid churn. Postpaid churn was 3.0% in 2002, compared with 2.0% in 2001, while prepaid churn increased to 3.8% from 3.2% for the same period. The year-over-year increases were due primarily to the negative publicity surrounding the Company and its financial condition, increasingly competitive handset offers, the effects of changes made to the Company's prepaid pricing structure in August 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, thereby contributing to higher churn among occasional, security-type users as well as continuing high Company-initiated churn to disconnect non-paying customers. The Company generated significant involuntary customer churn due to certain marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. Although this program was terminated during the third quarter of 2002, the churn rate was negatively impacted in the fourth quarter of 2002.

Although, the Company's PCS revenues, which consist primarily of subscriber service revenues generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, increased compared to the previous year.
PCS revenues [in millions of dollars]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Services	566.6	509.0	57.6
Equipment sales	24.3	32.4	(8.1)
Revenue - intersegment	0.1	1.1	(1.0)
Revenues	591.0	542.5	48.5

Service revenues grew by 11% to $566.6 million for the year ended December 31, 2002, from $509.0 million for the previous year. The increase reflects a higher average number of subscribers. This was partially offset by lower blended ARPU and softer wholesale revenues. Equipment sales were $24.3 million for full-year 2002, compared with $32.4 million one year earlier. The decrease in equipment sales was due primarily to fewer gross activations, lower handset prices in the first three quarters of 2002 as a result of promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as to decreased accessory sales. Intersegment revenues represent services provided by the PCS segment to the other segments of the Company and are eliminated upon consolidation, along with the associated expenses.

Retail-postpaid ARPU was $59.12 for 2002, compared with $60.56 for 2001. The decrease reflects a decline in airtime revenues. This decline resulted mainly from lower billable minutes due to greater in-bucket usage stemming from the high take-up of promotional plans that offered free bundled weeknight and weekend usage, from bundling value-added service options, such as voice mail and caller ID, in the basic monthly service packages, as well as from higher customer satisfaction and retention-related credits. Average monthly postpaid MOU for 2002 was higher at 361 minutes compared with 319 minutes in 2001 due primarily to greater off-peak usage arising from promotional plans that offered free weeknight and weekend airtime.

The Company's retail prepaid ARPU for 2002 decreased to $18.64 from $21.02 in 2001 mainly as a result of lower MOU. The reduction in prepaid MOU stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid MOU for 2002 was 57 minutes compared with 62 minutes for the previous year. On a blended basis, the Company's combined postpaid and prepaid ARPU decreased to $39.73 in 2002 from $41.14 for 2001. Fido prepaid and postpaid customers sent approximately 42.4 million text messages in 2002 up 91% from 2001.

The calculation of both prepaid and blended ARPU for 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from the Company's retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. The Company intends to review this provision on a yearly basis or as required.

PCS costs and operating expenses [in millions of dollars]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Cost of products and services	283.3	326.7	(43.4)
Selling and marketing	104.8	114.2	(9.4)
General and administrative	105.1	92.2	12.9
Operating expenses - intersegment	1.9	1.2	0.7
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	495.1	534.3	(39.2)

In keeping with its focus on cash preservation, the Company carefully managed its costs during 2002. PCS costs and operating expenses [excluding restructuring charges, depreciation and amortization] decreased by $39.2 million when compared to 2001. Expenses for 2002 included a clarification of a provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Normalized for this reduction in expenses, PCS costs and operating expenses for 2002 decreased $25.4 million. The cost of products and services for 2002, at $283.3 million, was composed of $102.1 million for cost of products and $181.2 million for cost of services, compared with cost of products of $143.0 million and cost of services of $183.7 million one year earlier.

The $40.9 million, or 29%, improvement in cost of products for 2002, was composed of the aforementioned $13.8 million sales tax provision reversal; a reduced volume of handset sales and lower per-unit cost for handsets sold resulting in savings of $22.5 million; lower assembly, packaging and prepaid voucher production costs of $2.5 million; a lower cost of accessory sales of $1.1 million; and reduced shrinkage, obsolescence and devaluation of inventories of $1.0 million.

Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The $2.5 million year-over-year improvement in cost of services for 2002 resulted from a $14.1 million reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission ["CRTC"]. During the fourth quarter, the CRTC finalized the 2002 contribution rate at 1.3% of eligible revenues, retroactive to January 1, 2002, which compares favorably to the interim rate of 1.4% for 2002 and to the 2001 rate of 4.5%. This cost reduction was offset partially by a $3.5 million increase in customer care expenses, as well as by a $8.1 million increase in network operating costs that can be explained by the receipt of certain non-recurring credits for maintenance costs and license fees in 2001. Adjusted for these non-recurring credits, network operating costs for 2002 were flat, year-over-year.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. In an effort to preserve cash as it continued pursuing its capital restructuring activities, the Company reduced the scale of its holiday marketing campaign and promotions during the fourth quarter of 2002. The Company believes this had a direct impact on its ability to remain competitive during the busiest acquisition period of the year for wireless operators. The improved cost performance also reflects lower salaries and benefits resulting from a reduced sales force, and reduced retail partner compensation attributable to lower overall sales and a higher proportion of prepaid gross activations. Consequently, selling and marketing expenses decreased by $9.4 million, year-over-year, in 2002, despite increased spending on retention initiatives associated with the Company's customer life cycle program and higher retail partner compensation rates.

The COA, which consists of handset subsidy and related selling and marketing expenses, improved 12% to $281 per gross addition for full-year 2002, compared with $321 per gross addition for the previous year, despite 11% fewer new gross customer activations. The year-over-year improvement was due to tight control over spending on advertising and promotions, reduced handset subsidies resulting from a lower-cost mix of PCS handsets negotiated by the Company, the higher mix of prepaid versus postpaid gross additions, as well as lower channel compensation costs.

General and administrative expenses ["G&A"] consist of employee compensation and benefits, and facilities, client services, bad debt and various other expenses. G&A expenses were $105.1 million for 2002, compared to spending of $92.2 million in 2001. The increase was due primarily to higher bad debt expense, which can be attributed to a larger number of lower-credit customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As a percentage of service revenue, however, G&A remained virtually unchanged, year-over-year, reflecting the Company's ability to control overhead costs and achieve additional operating efficiency.

Consequently, PCS EBITDA for 2002 increased by $87.7 million to $95.9 million from $8.2 million in 2001. Despite high churn, this result was achieved because of a 10% year-over-year increase in service revenues, as well as an 11% reduction in costs and operating expenses [before depreciation and amortization] attributable to lower contribution fees, lower handset costs and tight control over selling and marketing expenses. EBITDA as a margin of service revenue expanded to 17% for the year ended December 31, 2002 from 2% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies, as well as to the favorable impact from the reversal of a cumulative handset sales tax provision in the second quarter. Excluding the favorable $13.8 million provincial sales tax clarification on handset subsidies, PCS EBITDA for 2002 was $82.1 million.

Year ended December 31, 2001, compared with the year ended December 31, 2000
PCS Selected financial information [In millions of dollars]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance $
Revenues	542.5	407.7	134.8
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	534.3	513.4	20.9
PCS Segment operating income (loss)	8.2	(105.7)	(113.9)

The increase in revenues was the result of increased activities in all CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs since that date. As of December 31, 2001, the Company had 1,209,210 subscribers, representing an increase of 31% in its subscriber base compared with December 31, 2000. Fido postpaid service accounted for 637,698 subscribers and Fido prepaid service accounted for 571,512 subscribers.

PCS revenues [in millions of dollars]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance $
Services	509.0	365.5	143.5
Equipment sales	32.4	40.3	(7.9)
Revenue - intersegment	1.1	1.9	(0.8)
Revenues	542.5	407.7	134.8

Service revenues increased by 39% on a year-over-year basis to reach $509.0 million. Fido postpaid ARPU increased to $60.56 for the year from $56.69 in 2000. This increase was due mainly to higher value-added service revenues following the addition of the Unlimited Evenings and Weekends option to the range of Fido options as well as higher roaming and PCS License fee revenues. On the other hand, Fido prepaid service provided an ARPU of $20.99 for the year, compared with $27.14 in 2000. This decrease was due mainly to lower minutes of usage following the success of the migration program, which prompted the migration of high-usage customers from Fido prepaid to Fido postpaid. When combined, Fido postpaid and Fido prepaid services provided a blended ARPU of $41.14 for the year, compared with $43.55 in 2000.

The monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee periods, was 2.6% in 2001 compared with 2.2% in 2000 as a result of higher prepaid churn mainly due to the reduction of the validity period on the $10 prepaid vouchers.

PCS costs and operating expenses [in millions of dollars]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance $
Cost of products and services	326.7	304.5	22.2
Selling and marketing	114.2	118.9	(4.7)
General and administrative	92.2	90.0	2.2
Operating expenses - intersegment	1.2	--	1.2
Costs and operating expenses [excluding restructuring charges, depreciation and amortization]	534.3	513.4	20.9

The increase in costs and expenses in 2001, as compared with 2000, is directly related to network expansion and to the rapid growth of the subscriber base. However, the retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 17% in 2001, to $321, compared with $388 in 2000. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale from the Company's rapid subscriber growth.

The cost of products and services increased to $326.7 million in 2001, compared with $304.5 million in 2000. This increase is the result of an increase of $6.6 million in equipment costs mainly due to the higher volume of handsets sold partially offset by their lower per-unit cost; an increase of $8.8 million in network operating costs due to higher contribution revenue charges paid to the CRTC partially offset by lower site-related expenses; and, an increase of $6.8 million in customer care and training costs. The increased cost of products and services is consistent with the Company's network enhancement activities, as well as the expansion of its subscriber base.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Lower selling and marketing costs reflects cost control over advertising and promotion expenses in a highly competitive wireless environment. The number of points of sale increased by 34% to 5,184 as of December 31, 2001, compared with 3,870 as of December 31, 2000.

The increase of $2.2 million in general and administrative expenses was mainly due to higher subscriber-related expenses and higher capital tax partially offset by lower salaries and benefits. As of December 31, 2001, the number of employees within the PCS business was 2,302 [expressed in full-time equivalent], compared with 2,495 as of December 31, 2000.

WIRELESS INTERNET SEGMENT

Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range.

Year ended December 31, 2002, compared with the year ended December 31, 2001

Selected financial information [in millions of dollars]
Years ended December 31,	2002 $	2001 $	Variance $
Revenues	1.9	7.6	(5.7)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	13.5	20.3	(6.8)
Impairment of intangible assets	223.4	--	223.4
Wireless Internet segment operating loss	(235.0)	(12.7)	222.3

During 2002, the activities in the Wireless Internet Segment were reduced due to the Company's business plan guidelines to keep the allocation of resources outside the PCS segment to a minimum, unless these operations could be independently financed. Nevertheless, during 2002, Inukshuk continued to conduct trials to test the next generation of broadband wireless technology with certain vendors.

Revenues for 2002 decreased by $5.7 million, year-over-year, due to the fact that Microcell i5 has abandoned its commercial activities in 2002. Revenues of $1.9 million represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

Costs and operating expenses before impairment of intangible assets, depreciation and amortization decreased to $13.5 million for 2002, compared with $20.3 million for 2001. This decrease reflects the reduction of the activities in this segment.

For a period of time during 2002, the Company had been pursuing negotiations with potential business partners to secure financing for its MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in 2002.

As a result, the Company posted a Wireless Internet segment operating loss of $235.0 million for 2002, compared with $12.7 million in 2001.

Year ended December 31, 2001, compared with the year ended December 31, 2000
Selected financial information [in millions of dollars]
Years ended December 31,	2001	2000	Variance
	$	$	$
Revenues	7.6	9.3	(1.7)
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	20.3	6.8	13.5
Wireless Internet segment operating income (loss)	(12.7)	2.5	(15.2)

In 2001, revenues of $7.6 million decreased by $1.7 million following the deferral of revenues in the amount of $4.6 million following the sale to Solutions of licenses for the use of wireless Internet services developed by Microcell i5. Costs and operating expenses before restructuring charges, depreciation and amortization, increased to $20.3 million in 2001, compared with $6.8 million in 2000. This increase was mainly due to the fact that the Wireless Internet segment, through Microcell i5, was in operation for the full year in 2001 compared to 2000 when it only commenced operations during the year.

INVESTMENTS SEGMENT

The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.

Year ended December 31, 2002, compared with the year ended December 31, 2001
Selected financial information [In millions of dollars]
Years ended December 31,	2002	2001	Variance
	$	$	$
Revenues	--	0.2	(0.2)
Costs and operating expenses	--	2.8	(2.8)
Loss in value of investments and marketable securities	16.1	32.5	(16.4)
Share of net loss in investees	13.2	5.3	7.9
Investments segment operating loss	29.3	40.4	(11.1)

The Investments segment operating loss stood at $29.3 million for the year ended December 31, 2002, compared with $40.4 million in 2001. Zero costs and operating expenses for 2002 reflect the Company's objective to focus on its core PCS business segment with minimal activities in the other segments. Lower loss in value of investments and marketable securities of $16.4 million was mainly due to the lower number of investments and marketable securities in the Company's portfolio during 2002. Higher share of loss in investees of $7.9 million was a result of a general decline in market conditions for high-technology companies in 2002, which are the main component of the investees' portfolio.

Year ended December 31, 2001, compared with the year ended December 31, 2000
Selected financial information [In millions of dollars]
Years ended December 31,	2001	2000	Variance
	$	$	$
Revenues	0.2	0.2	--
Costs and operating expenses	2.8	3.6	(0.8)
Net gain on disposal of investments	--	286.0	(286.0)
Loss in value of investments and marketable securities	(32.5)	(248.3)	(215.8)
Share of net income (net loss) in investees	(5.3)	20.6	(25.9)
Investments segment operating income (loss)	(40.4)	54.9	(95.3)

The Company posted an Investment segment operating loss of $40.4 million in 2001 compared with an operating income of $54.9 million in 2000. This variation was due mainly to the decline in market conditions for high-technology companies in 2001, which are the main component of the Company's portfolio, compared with the effervescence of the market in 2000. In fact, a net gain of $286.0 million was realized in 2000 due mainly to the Company's sale of both its directly and indirectly held investments in Saraide.com Inc. to InfoSpace. Under the terms of the agreement, InfoSpace merged Saraide with its own wireless services business and created Saraide, Inc., a new subsidiary of InfoSpace. In exchange for its total ownership of Saraide, the Company received 2,281,326 InfoSpace shares and a direct ownership interest of approximately 4.3% in the new company created, Saraide, Inc.

The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. Also, the weighted-average market value of the 911,767 shares sold in 2001 was guaranteed at US$50.72 under a put and call option agreement entered into by the Company to manage the risk associated with fluctuations in the market value of the underlying shares, which reduced the effect of the loss in value of those shares.

Finally, the Company recorded in 2001, a share of net loss in its equity investments, which amounted to $5.3 million compared with a share of net income of $20.6 million in 2000 due to the general decline in market conditions of high-technology companies.

LIQUIDITY AND CAPITAL RESOURCES

The following should be read in conjunction with the Reorganization section discussed above.

As at December 31, 2002, the Company had cash and cash equivalents and short-term investments and marketable securities in the amount of $110.3 million, compared with cash and cash equivalents and short-term investments and marketable securities of $178.5 million as at December 31, 2001.

In comparison with December 31, 2001, receivables decreased by $14.2 million mainly due to a lower postpaid subscriber base.. Capital assets decreased by $108.4 million due to depreciation expense in the amount of $234.4 million [including write-downs of $37.1 million discussed in the consolidated results section], partially offset by cash investments of $124.7 million primarily for the PCS network. Intangible assets decreased by $223.4 million due to the impairment charge recorded for the MCS licenses in the second quarter of 2002. Long-term investments decreased by $24.3 million mainly due to the Company's share of loss in its investees of $13.2 million [due to the general decline in market conditions of high-technology companies which are the main component of the Company's investees] and the devaluation of certain of the Company's investment in the amount of $11.8 million. The decrease in deferred charges and other assets of $42.9 million was mainly due to the termination, in 2002, of the cross-currency swap [$25.0 million], the write down of the deferred financing costs [$18.9 million], partially offset by higher deferred financing costs following the closing of the new $100.0 million Tranche F senior secured credit facility in February 2002 [$19.7 million minus amortization of 9.1 million] and the write down of different deferred charges with respect to certain development projects. The increase in accounts payable and accrued liabilities of $26.0 million was mainly attributable to unpaid accrued interest on the Company's 1996 and 1997 senior discount notes.

As of December 31, 2002 the Company was not in compliance with certain of its covenants [see note 1 to the audited consolidated financial statements for the year ended December 31, 2002] and as such the long-term debt was in default. In addition, as part of a forbearance agreement entered into on October 31, 2002, the Company and the senior secured lenders mutually agreed to terminate the senior secured revolving credit facility in the amount of $270.8 million. The $136.6 million increase in the long-term debt [current and long-term portion] was due to the new $100.0 million Tranche F senior secured term loan and to accreted interest of $72.8 million on the senior discount notes, partially offset by an exchange rate improvement of $25.5 million and the repayment of $10.7 million on the senior secured credit facilities.

Reported results [in millions of dollars]
Years ended December 31,	2002	2001	2000
	$	$	$
Cash used in operating activities	(41.0)	(122.3)	(105.7)
Cash used in investing activities	(20.6)	(383.9)	(329.6)
Cash provided by financing activities	69.5	437.7	396.8

The Company used $41.0 million of cash in operating activities for the year ended December 31, 2002, compared with $122.2 million in 2001, for a decrease of $81.2 million. This favorable variance resulted primarily from a positive EBITDA [excluding the reversal of a non-cash sales tax provision of $13.8 million] of $77.2 million for the twelve-month period ended December 31, 2002, compared with a negative EBITDA of $9.8 million for 2001, and a decrease in cash used in operating assets and liabilities of $82.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $85.8 million [mainly due to the interest payable on the senior discount notes due 2006 and 2007] and higher restructuring charges in the amount of $2.3 million. The restructuring charges in 2002 and 2001 related to severance payments made to a number of employees laid off during both years.

Cash used in investing activities was $20.6 million for the year ended December 31, 2002, compared with $383.9 million during 2001, for a decrease of $363.3 million. This difference was mainly attributable to lower additions to capital assets and deferred charges of $159.8 million, resulting from lower cash investments in the PCS network, which reflected the Company's continuing focus on cash preservation. It was also due to lower additions to intangible assets of $130.0 million, the amount which was paid by the Company in 2001 as the final installment for the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $40.3 million contributed to the favorable variance. Finally, the decrease in cash used in investing activities can be explained by the proceeds of $32.0 million received mainly from the termination of the Company's hedging agreements, as well as by a lower cash investment of $1.2 million in Argo II.

The Company has committed to invest, in the form of a subscription for units, US$10.0 million in Argo II and, as of December 31, 2002, US$5.5 million has been paid. During 2002, the Company was asked to contribute an additional US$0.5 million, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II's general partners agreed to postpone the payment until the end of the Company's recapitalization. This investment has been reduced to its estimated fair value of nil as at December 31, 2002. The Company has not yet decided if it will maintain its commitment for the remaining $4.5 million.

Cash provided by financing activities for the twelve-month period ended December 31, 2002 was $69.5 million, compared with $437.8 million for 2001, for a decrease of $368.2 million. This decrease was mainly due to the lower amount of cash provided as a result of the issuance of $439.3 million in shares related to the two Company's equity financing initiatives in 2001 [174,691,777 Class B Non-Voting Shares issued in 2001 compared with nil in 2002], partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility [Tranche F]. In addition, higher financing costs of $18.2 million with respect to the Tranche F and the repayment of senior secured loans in the amount of $10.7 million contributed to the variance.

ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ["AcG-13"]. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis.

RISKS AND UNCERTAINTIES

Cash Flow and Capital Requirements

The current business plan of the Company does not expect to require additional financing assuming it is implemented without material variances; however, if actual results vary from the business plan and if the assumptions underlying the business plan were to change, additional funds may be required.

Sources of funding for the Company's further financing or refinancing requirements may include, in addition to the new credit facilities under the Plan, additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company. Failure to obtain the new credit facilities or such additional financing in this context could result in the delay or modification of the Company's level of services or in the delay or failure to meet license conditions, which could result in a loss of the PCS License and/or the MCS licenses. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

The new credit facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, the Company's ability to incur indebtedness, raised private equity, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the new credit facilities require the Company to maintain certain financial ratios, including minimum liquidity level, EBITDA levels, ARPU levels, subscriber and revenue levels and maximum levels of capital expenditures. If the Company fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the new credit facilities could foreclose upon all or substantially all of the assets of the Company and its subsidiaries, which will be pledged to secure the obligations of the borrowers thereunder.

Since the implementation of the restructuring plan, the total long-term debt of the Company is $350 million [including a current portion of $7.5 million]. In addition, the Company has access to $25 million in the form of a revolving credit facility and could incur up to an additional $50 million of indebtedness thereunder.

The level of the Company's indebtedness could have consequences, including: [i] the Company's ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes; [ii] the Company's flexibility in planning for, or reacting to, changes to its business and market conditions; [iii] the Company's ability to compete; and [iv] the Company's vulnerability in the event of a downturn in its business.

Exchange Rate Fluctuations

As most of the Company's revenues are expected to be received in Canadian dollars, the Company is exposed to foreign exchange risk on repayments at maturity of the 1996 and 1999 Notes and their potential early redemption, and on Tranches B, E and F of the Senior Secured Term Loans denominated in U.S. dollars.

In the past, the Company has entered into a hedging arrangement with respect to the 1999 Notes but has terminated this arrangement in the fourth quarter of 2002. Although the Company may enter into other such transactions to hedge the exchange rate risk with respect to any other U.S. dollar-denominated debt and transactions, there can be no assurance that the Company will engage in such transactions or, if the Company decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on the Company's ability to make payments in respect of its future U.S. dollar-denominated debt. Such transactions may require that the Company provide cash or other collateral to secure its obligations. As of December 31, 2002, borrowings of approximately $1,416 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affects the Company's foreign exchange loss or gain by approximately $9.0 million. Assuming the successful implementation of the Plan, the foreign exchange risk on repayments at maturity of the long-term debt will be reduced as borrowings of approximately $200 million will be in U.S. dollars.

For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, the Company's reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest Rate Fluctuations

In the past, the Company has entered into hedging arrangements with respect to a portion of the variable-rate debt drawn where floating interest rates were swapped to fixed interest rates or to within a fixed range of variable rates. During the fourth quarter of 2002, the Company terminated all such hedging arrangements. As of December 31, 2002, a one-percentage point change in interest rates could affect the Company's cash flow by approximately $5.9 million. With the successful implementation of the Plan, the interest rate risk on the debt will be reduced significantly given the debt reduction of approximately $1.7 billion.

Future cash flows; Ability to Service Debt

The Company may experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. There can be no assurance that the Company will achieve or sustain positive cash flow from operating activities. If the Company cannot achieve positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements or obtain additional capital required to meet all of its cash requirements. In addition, the Company will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Contingency

On April 10, 2002, ASP Wireless Net Inc. ["ASP"], a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from the Company. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

FUTURE OUTLOOK

With effective implementation of its capital restructuring plan on May 1, 2003, Microcell will strengthen its financial position. The plan provides for a comprehensive recapitalization of the Company that significantly reduces its debt obligations by approximately $1.7 billion and its annual interest obligations by a range of $160 to $200 million. Once this process has been completed, Microcell's goal is to re-establish itself as a strong competitor in the Canadian wireless market, providing affordable and innovative PCS services and positioning itself as a preferred access network for the mass market.

Despite the industry slowdown experienced in 2002, wireless was the only segment of Canadian telecom that enjoyed solid growth. Wireless revenue growth in Canada for 2002 exceeded 10%, compared to revenue growth in the Canadian telecom market of approximately 3%. The trend is expected to continue for the wireless industry, as the industry players remain focused on profitable subscriber growth over mere market share. Moreover, wireless data remains an important growth opportunity that may provide some additional upside. This, however, will depend not only on availability of devices and consumer-oriented applications, but also, and more importantly, on consumer awareness and usage.

While most industry analysts agree on the longer-term potential for cellular in Canada, they are cautious about growth for 2003 until there is some evidence of a sustainable resurgence in subscriber growth. Accordingly, the wireless market in Canada is expected to continue growing at a similar rate to 2002. Wireless penetration at the end of 2002 was approximately 38% and is expected to approach 42% by the end of 2003. At these penetration levels, there is still ample room for wireless voice services to grow in Canada, especially given the proliferation of new handsets with high-end features. Microcell believes it is well positioned operationally, financially and strategically to acquire its fair share of new subscribers.

The Company's strategic direction is to focus primarily on core PCS operations within the retail consumer and individual business user market segments. In order to position its wireless service as a preferred means of communication for the mass market, the Company has designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centered on product features such as flexibility, spending control, simple, convenient and mobile replenishment, as well as postpaid-type per-minute pricing and bundled value-added services.

The key elements that will guide Microcell's business strategy in 2003 and beyond are as follows:

  allocate resources primarily to PCS activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;
  target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas, using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;
  offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;
  adopt a "fast-follower" approach to reduce the costs and business risks associated with new product and service development;
  leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current levels of ARPU;
  provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;
  focus network improvements primarily on capacity and maintenance;

  increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served; and

  discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers and considering wholesale proposals.

The financial and operating targets established for 2003 reflect the above-mentioned strategic guidelines and incorporate the effects of the Company's conscious decision to restrict growth as a means to preserve liquidity, while engaged in the capital restructuring process. Accordingly, the Company expects to continue reporting a low number of new gross customer activations and subscriber losses during the first half of 2003. Now that the recapitalization process is finalized, the Company intends to actively resume customer acquisition and to regain market momentum through reestablishing its market presence. Now, the focus will return increasingly to revenue and EBITDA growth. The Company also expects the blended churn rate to improve and to begin returning closer to historical levels, now that the capital reorganization is completed and once the effects from past postpaid acquisition programs and last year's prepaid price structure modifications begin to subside.

Due to softer subscriber growth and higher churn in the first half of 2003, compared with the latter half of the year, the Company's expects that total revenues for 2003 will remain relatively flat to slightly down compared with 2002. As a result, the Company will continue to adjust its cost structure on an ongoing basis to match it with the revenue streams that will be generated. Consequently, EBITDA is expected to remain at roughly the same level as for 2002 on a normalized basis.

Moreover, due to the substantial reduction in long-term debt stemming from the capital reorganization, the Company's interest expense will be significantly reduced once the Company begins "fresh start" accounting in May 2003. In addition, the reclassification and write-down of certain assets as a result of the capital reorganization, will result in a reduced depreciation and amortization expense going forward. Given that the Company's network buildout is substantially completed and that a more cautious outlook for subscriber growth is expected, capital expenditures for 2003 should be lower with spending concentrated on maintenance capacity improvements for subscriber and usage growth, as well as on enhancement of PCS digital coverage and signal strength in markets already being served. As a result, the Company expects to near free cash flow break-even for 2003. Free cash flow is defined as EBITDA less capital expenditures, interest paid, cash taxes and changes in working capital.

In 2003, Microcell will continue to show financial discipline, while striving for profitable revenue growth and continued operating and capital cost containment. This is expected to result in stable ARPU and COA, as well as a reduced churn rate compared with figures from fourth quarter of 2002, despite relatively flat gross additions. The primary goal for management coming out of the recapitalization is resume subscriber growth while controlling costs to maintain EBITDA levels. The key measures on which management will measure its performance are as follows:
	2003 Target	2002	Change
Gross Additions	540,000 to 570,000	548,000	(8,000) to 22,000
Blended churn rate	3.2% to 3.5%	3.4%	10 bps to 20 bps
Total revenues	$550 to $580 million	$591 million	$(11) to $(41) million
EBITDA[1]	$65 to $75 million	$77 million	$(8) to $(2) million
CAPEX	$80 to $90 million	$125 million	$(35) to $(45) million

[1] The figure for 2002 excludes a one-time benefit arising from the reversal of a $13.8 million handset subsidy tax provision.

Auditors' Report

To the Shareholders of
Microcell Telecommunications Inc.

We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As described in note 3, in 2002, the Company has changed its method of accounting for goodwill and other intangible assets, stock-based compensation and other stock-based payments and consideration given by a vendor to a customer or a reseller of the vendor's product.

Ernst & Young LLP (signed)
Chartered Accountants

Montreal, Canada,
January 31, 2003
[except for note 1 which is as at May 1, 2003]

Microcell Telecommunications Inc.
CONSOLIDATED BALANCE SHEETS
As at December 31 [In thousands of Canadian dollars]
	Pro forma 2002 $	2002 $	2001 $
	[note 1] [Unaudited]		[Restated note 3]
ASSETS [note 11]
Current assets
Cash and cash equivalents	26,979	26,979	19,005
Short-term investments and marketable securities [note 4]	83,345	83,345	159,524
Receivables [note 5]	71,813	71,813	85,973
Receivables from related companies	866	866	489
Inventories	19,527	19,527	19,897
Other current assets	30,740	39,616	40,604
Total current assets	233,270	242,146	325,492
Capital assets [note 6]	312,113	655,646	764,048
Intangible assets [note 7]	250,410	2,727	226,126
Long-term investments [note 8]	10,671	10,671	34,983
Deferred charges and other assets [note 9]	1,664	1,664	44,610
	808,128	912,854	1,395,259
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	23	23	445
Other [note 10]	51,536	132,306	106,334
Deferred revenues	37,573	37,573	38,115
Current portion of long-term debt [note 11]	7,500	7,500	16,523
Total current liabilities	96,632	177,402	161,417
Long-term debt [note 11]	342,500	2,032,678	1,887,048
Deferred income tax liabilities [note 16]	--	--	73,519
	439,132	2,210,080	2,121,984
Shareholder's deficiency
Share capital [note 12]	368,996	1,167,678	1,167,371
Warrants [note 12]	--	1,770	2,077
Deficit	--	(2,466,674)	(1,896,173)
	368,996	(1,297,226)	(726,725)
	808,128	912,854	1,395,259
Commitments [note 17] Contingency [note 21] See accompanying notes
On behalf of the Board:
Andre Tremblay (signed) Director, President and Chief Executive Officer	Charles Sirois (signed) Chairman of the Board

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended December 31 [In thousands of Canadian dollars, except for per-share data]
	2002 $	2001 $	2000 $
		[Restated note 3]	[Restated note 3]
Revenues
Services	566,706	509,082	365,665
Equipment sales	24,356	32,408	40,321
	591,062	541,490	405,986
Costs and expenses [note 14]
Cost of products and services	285,252	336,753	306,391
Selling and marketing	105,386	115,638	119,049
General and administrative	109,412	98,902	92,878
Depreciation and amortization	242,416	177,990	131,304
	742,466	729,283	649,622
Operating loss before impairment of intangible assets and restructuring charges	151,404	187,793	243,636
Impairment of intangible assets [note 7]	223,399	--	--
Restructuring charges [note 15]	7,494	5,226	--
Operating loss	382,297	193,019	243,636
Interest income	(5,479)	(6,553)	(20,341)
Interest expense	216,256	215,888	185,471
Financing charges	10,573	8,349	8,742
Foreign exchange loss (gain)	(926)	51,129	24,638
Write-down of deferred financing costs and deferred gain and loss on financial instruments [note 9]	16,947	--	--
Gain on financial instruments [note 9]	(6,570)	--	--
Net gain on disposal of investments [note 8]	--	--	(285,967)
Loss in value of investments, marketable securities and other assets [notes 4, 8 and 9]	16,086	33,093	248,336
Share of net loss (net income) in investees [note 8]	13,212	5,282	(20,573)
Loss before income taxes	642,396	500,207	383,942
Income tax benefit [note 16]	(71,895)	(1,722)	(115,515)
Net loss	570,501	498,485	268,427
Deficit, beginning of year	1,896,173	1,397,688	1,129,261
Deficit, end of year	2,466,674	1,896,173	1,397,688
Basic and diluted loss per share [note 13]	2.37	4.56	2.79
See accompanying notes

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31 [In thousands of Canadian dollars]
	2002 $	2001 $	2000 $
OPERATING ACTIVITIES
Net loss	(570,501)	(498,485)	(268,427)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	242,416	177,990	131,304
Accreted interest on long-term debt	72,762	158,194	142,812
Financing charges	9,128	7,674	7,341
Foreign exchange loss (gain)	(493)	50,281	25,449
Write down of deferred financing costs and deferred gain and loss on financial instruments	16,947	--	--
Reversal of provision for sales tax	(13,806)	--	--
Deferred income taxes	(73,519)	(3,966)	(116,968)
Net gain on disposal of investments	--	--	(285,967)
Gain on financial instruments	(6,570)	--	--
Impairment of intangible assets	223,399	--	--
Loss in value of investments, marketable securities and other assets	16,005	33,079	248,336
Share of net loss (net income) in investees	13,212	5,282	(20,573)
	(71,020)	(69,951)	(136,693)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables	15,941	(27,234)	(15,560)
Decrease (increase) in interest receivable	874	2,771	(1,067)
Decrease (increase) in taxes receivable	(2,655)	6,005	(1,970)
Increase in receivables from related companies	(377)	(489)	--
Decrease (increase) in inventories	370	17,545	(11,868)
Decrease (increase) in other current assets	42	4,409	(9,185)
Increase (decrease) in accounts payable and accrued liabilities	16,385	(61,289)	52,837
Increase (decrease) in deferred revenues	(542)	5,979	17,774
	30,038	(52,303)	30,961
Cash used in operating activities	(40,982)	(122,254)	(105,732)
INVESTING ACTIVITIES
Reduction of (additions to) short-term investments	75,262	(157,985)	23,919
Reduction of (additions to) short-term investments - restricted	--	120,710	(120,710)
Proceeds from sale of marketable securities	589	72,804	87,128
Additions to capital assets	(124,683)	(277,395)	(257,191)
Additions to intangible assets	--	(130,000)	(20,000)
Additions to deferred charges and other assets	(2,377)	(9,488)	(6,756)
Additions to long-term investments	(1,351)	(2,535)	(35,965)
Proceeds from termination of derivative instruments	31,041	--	--
Proceeds from long-term investments	949	--	--
Cash used in investing activities	(20,570)	(383,889)	(329,575)
FINANCING ACTIVITIES
Issuance of shares	--	450,755	402,426
Share issuance costs	--	(11,434)	(5,523)
Increase in long-term debt	100,000	270,813	67
Repayment of long-term debt	(10,732)	(270,809)	(92)
Financing costs	(19,742)	(1,555)	(125)
Cash provided by financing activities	69,526	437,770	396,753
Increase (decrease) in cash and cash equivalents for the year	7,974	(68,373)	(38,554)
Cash and cash equivalents, beginning of year	19,005	87,378	125,932
Cash and cash equivalents, end of year	26,979	19,005	87,378
Additional information
Interest paid	82,348	49,933	43,863
Income taxes paid	2,294	2,249	1,289
See accompanying notes

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND REORGANIZATION

Description of business

Microcell Telecommunications Inc. ["Microcell"] was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through five wholly owned subsidiaries [collectively, the "Company"] which are: Microcell Capital II Inc. ["Microcell Capital"], Microcell Connexions Inc. ["Microcell Connexions"], Microcell Labs Inc. ["Microcell Labs"], Microcell Solutions Inc. ["Microcell Solutions"] and Inukshuk Internet Inc. ["Inukshuk"].

The Company carries on its operations through three strategic business segments: Personal Communications Services ["PCS"], Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations [the "PCS License"] awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ["MCS"] technology in the 2500 MHz range. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation which may be significant.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 [the "2006 Notes"] and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ["CCAA"] protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.7 billion.

These consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company's balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

Reorganization [unaudited]

The following is a summary of the principal transactions and corporate changes provided in the Plan.

  A new company ["New Microcell"] would be incorporated under the Canada Business Corporations Act;
  Microcell would cause the amalgamation of its principal subsidiaries ["Amalco"];
  A reorganization of the share capital of Microcell would be completed;
  New Microcell would subscribe for non-redeemable common shares of Microcell, the subscription price therefore being payable by way of a nominal cash consideration and delivery of an undertaking to deliver Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants upon the redemption by the Company of the current shareholdings;
  Microcell would redeem the current shareholdings, for Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the capital of New Microcell as provided in the Plan and all of the issued and outstanding options or other rights to acquire shares of Microcell would be cancelled, without payment of any consideration;
  Amalco's Tranche B Debt and Tranche C Notes [if applicable] would be created having an aggregate Canadian dollar equivalent value as of the effective date of the Plan of $350,000,000;
  Assuming an exchange rate of 1.5363, new Microcell would issue, to the secured creditors of Microcell [which are the holders of the Senior Secured Loans described in note 11], First Preferred Shares and Second Preferred Shares [Voting or Non-Voting Series] for an amount of $176,500,000 and $74,417,000 respectively, in consideration for equivalent principal amounts of the secured debt.

  If the advance tax ruling requested by Microcell is not obtained regarding the qualification as distress preferred shares and, pursuant to the Plan, the administrative agent as agent on behalf of the secured creditors, elects to receive First Units and Second Units on the effective date of the Plan in lieu of First Preferred Shares and Second Preferred Shares, First Units and Second Units would be issued by New Microcell as distributions under the Plan;

  Assuming an exchange rate of 1.5363, new Microcell would issue, to the affected unsecured creditors [which are the holders of the Senior Discount Notes described in note 11], Second Preferred Shares [Voting or Non-Voting series] in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009, if the secured creditors elect to receive First and Second Preferred Shares;

  If the secured creditors elect to receive First and Second Units, New Microcell would issue, to the affected unsecured creditors, Second Units in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009.

  New Microcell would issue to the current shareholders Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the aggregate amount of $369,000;

The pro forma column of the balance sheet reflects the acceptance and implementation of the Plan on the assets and liabilities included in the December 31, 2002 consolidated balance sheet, including revaluation adjustments as a result of comprehensive revaluation as if the Plan was implemented at that date. The final adjustments may change based on the value of the assets and liabilities on the implementation date of the plan.

	Microcell as at December 31, 2002 $	Pro Forma Adjustments $		Microcell Pro Forma as at December 31, 2002 $
		[Unaudited]		[Unaudited]
Current assets
Cash and cash equivalents	26,979	--		26,979
Short-term investments and marketable securities	83,345	--		83,345
Receivables	71,813	--		71,813
Receivables from related companies	866	--		866
Inventories	19,527	--		19,527
Other current assets	39,616	(8,876)	[i]	30,740
	242,146	(8,876)		233,270
Capital assets	655,646	(343,533)	[i]	312,113
Intangible assets	2,727	247,683	[i]	250,410
Long-term investments	10,671	--		10,671
Deferred charges and other assets	1,664	--		1,664
	912,854	(104,726)		808,128
Current liabilities
Accounts payable and accrued liabilities:
Related companies	23	--		23
Other	132,306	(80,770)	[i] [ii] [iii]	51,536
Deferred revenues	37,573	--		37,573
Other current liabilities:
Senior Secured Term Loans	7,500	--	[ii]	7,500
	177,402	(80,770)		96,632
Long-term liabilities:
Senior Secured Term Loans	582,548	(240,048)	[ii]	342,500
Senior Discount Notes	1,450,130	(1,450,130)	[iii]	--
	2,210,080	(1,770,948)		439,132
Share capital and Warrants [note 1 h and I]	1,169,448	(1,169,079)	[iv]	368,996
		250,917	[ii]
		117,710	[iii]
Deficit	(2,466,674)	2,466,674	[i]	--
	(1,297,226)	1,666,222		368,996
	912,854	(104,726)		808,128

Pro forma adjustments [unaudited]

  This unaudited pro forma balance sheet of Microcell has been prepared on the fresh start basis of accounting. The Company's financial advisors assisted in the determination of the enterprise value of the Company assuming effectiveness of the Plan, and a range of value was developed. The final enterprise value utilized was $718,996,000, which has been allocated between long-term debt of $350,000,000 and equity of $368,996,000. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value. Pursuant to this revaluation the Company assigned a value, calculated at management's best estimate, to Microcell's intangible assets, which are, the PCS Licenses at $189,356,000, the Customer list at $32,356,000 and the Fido® brand name at $28,698,000 The Customer list will be amortized over 30 months. The PCS Licenses and the Fido® brand name were determined to have an indefinite life and will not be amortized but will be tested for impairment on an annual basis;
  Pursuant to the Plan, the existing Senior Secured Term Loans and the net payable to the secured creditors with respect to the cross currency and interest rate swaps terminated in December 2002 [see note 9] will be converted into new Tranche B Debt [$300,000,000] and Tranche C Notes [$50,000,000] as well as First Preferred Shares or First Units [$176,500,000] and Second Preferred Shares or Second Units [$74,417,000];
  Pursuant to the Plan, the existing Senior Discount Notes and the unpaid accrued interest will be converted into Second Preferred Shares or Second Units for an amount of $74,417,000 and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants for an aggregate amount of $43,293,000;
  Pursuant to the Plan, the current shareholdings will be converted into Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants for an aggregate amount of $369,000;
  This unaudited pro forma balance sheet has been prepared in accordance Canadian GAAP. No material adjustments to this unaudited pro forma balance sheet would be required to conform with U.S. GAAP and the accounting principles and practices required by the SEC, except as related to the First and Second Preferred Shares as well as to the First and Second Units.

  Under U.S. GAAP, redeemable preferred shares subject to mandatory redemption requirements that are outside the control of the issuer are excluded from "shareholders' equity (deficiency)" and presented separately in the issuer's balance sheet between liabilities and shareholders' equity (deficiency). Under Canadian GAAP, such shares are presented as equity [$325,334,000 at December 31, 2002, on a pro-forma basis]. The FASB is in the process of finalizing a new standard dealing with accounting for liabilities and equity. The final standard, which is expected to be issued in the second quarter of 2003, may affect the balance sheet presentation of these instruments under U.S. GAAP.

  As described above, the secured creditors have the option to receive First and Second Units instead of First and Second Preferred Shares. Under Canadian GAAP these First and Second Units are presented as equity. Under US GAAP these instruments would be classified as debt instruments.

  The following table outlines the adjustments to the unaudited pro forma balance sheet that would be required to conform with U.S. GAAP.

		First and Second Preferred Shares		First and Second Units
	Microcell Pro Forma as at December 31, 2002 Canadian GAAP	Pro Forma Adjustments	Microcell Pro Forma as at December 31, 2002 US GAAP	Pro Forma Adjustments	Microcell Pro Forma as at December 31, 2002 US GAAP
Current portion of long-term debt	7,500	--	7,500	--	7,500
Long-term debt:
Senior Secured Term Loans	342,500	--	342,500	--	342,500
First Units	--	--	--	176,500	176,500
Second Units	--	--	--	148,834	148,834
Total long-term debt [including current portion]	350,000	--	350,000	325,334	675,334
First and Second Preferred Shares	--	325,334	325,334	(325,334)	--
Shareholders' equity (deficiency)
Share capital and Warrants	368,996	(325,334)	43,662	--	43,662

Other information regarding the Plan [unaudited]

  The Plan should result in a forgiveness of indebtedness of approximately $1,100,000,000, for tax purposes, that is expected to reduce the Company's non-capital losses by approximately $140,000,000 and capital losses by approximately $960,000,000.

  Management is under the assumption that non-capital losses of approximately $2,000,000,000 and the undepreciated capital costs of depreciable property of approximately $310,000,000 of the new subsidiary created pursuant to the Plan, as described in note 1[b], should be preserved. The losses will expire in the years 2003 through 2008. The use of these losses will generally be restricted in future years to profits from the Microcell and similar businesses. The amounts of these tax attributes and the expiration dates may vary, as they are dependent on the Plan and valuation matters. The tax benefits of the losses and net deductible temporary differences have not been recorded in the unaudited pro forma balance sheet of Microcell.

  The long-term debt after giving effect to the Plan consists of Senior Secured Term Loans, in the aggregate amount of $350,000,000 which are divided into Tranche B Debt and Tranche C Notes as follows:

  Term loan [Tranche B Debt] consisting of a Canadian dollar Series in the amount of $100,000,000 and a US dollar Series with a principal amount equivalent to Canadian $200,000,000, bearing interest at the Tranche A Exit Facility's rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing in December 2008. The Tranche B Debt will be collateralized by a second lien on all assets post-reorganization, subject to customary exceptions and covenants. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

  Tranche C Notes in the amount of $50,000,000, bearing interest at 8.0% paid semi-annually at the Company's discretion [i] in cash; or [ii] accruing and compounding such interest semi-annually until paid, due on the tenth anniversary of the effective date of the Plan. Mandatory prepayments are as follows: amount remaining of any excess cash flow from operations and asset sales not previously applied [subject to customary exceptions], determined on an annual basis, to be applied first to pay accrued but unpaid interest and any balance to mandatory prepayments of principal, subject to maximum of 25% of principal amount in the aggregate [except as to major sales of assets] during the first five years. The Tranche C Notes will be collateralized by a third lien on all assets post-reorganization, subject to customary exceptions and covenants.

  In addition to the Tranche B Debt and the Tranche C Notes, the Company may borrow an amount between $25,000,000 and $75,000,000 as Tranche A Exit Facility in the form of a revolving credit loan with its terms to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be collateralized by a first lien on all assets post-effectiveness of the Plan, subject to customary exceptions and covenants.

  The authorized share capital after giving effect to the Plan would be as follows:

  An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares [convertible under certain conditions into First Preferred Non-Voting Shares or Class A Restricted Voting Shares] and First Preferred Non-Voting Shares [convertible under certain conditions into First Preferred Voting Shares or Class B Non-Voting Shares], with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

  An unlimited number of Second Preferred Shares, issuable as Second Preferred Voting Shares [convertible under certain conditions into Second Preferred Non-Voting Shares or Class A Restricted Voting Shares] and Second Preferred Non-Voting Shares [convertible under certain conditions into Second Preferred Voting Shares or Class B Non-Voting Shares], with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

  An unlimited number of Class A Restricted Voting Shares;

  An unlimited number of Class B Non-Voting Shares;

  2005 Warrants and 2008 Warrants;

  First Units consisting of [i] Subordinated Convertible 9% notes in an amount equal to the First Preferred Shares Redemption Price [with accrued and unpaid interest payable only at maturity] having the same terms and conditions as the First Preferred Shares [including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow] and a term to maturity equal to the term to maturity of the First Preferred Shares [or remainder thereof, as the case may be] and [ii] a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting and non-dividend bearing series of First Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The First Units shall be senior in right of payment to the Second Units.

  Second Units consisting of [i] Subordinated Convertible 9% notes in an amount equal to the Second Preferred Shares Redemption Price [with accrued and unpaid interest payable only at maturity] having the same terms and conditions as the Second Preferred Shares [including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow] and a term to maturity equal to the term to maturity of the Second Preferred Shares [or remainder thereof, as the case may be] and [ii] a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting shares and non-dividend bearing series of Second Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The Second Units shall be subordinate in right of payment to the First Units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States ["US GAAP"] and to the accounting principles and practices required by the United States Securities and Exchange Commission ["SEC"] is shown in note 20.

Use of estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

Consolidation

The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures, if any, in which the Company participates. Intercompany transactions and balances are eliminated on consolidation.

Other

The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within cost of products and services.

Advertising costs

Advertising costs are expensed as incurred.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value.

Inventories

Inventories consist of handsets, Subscriber Identity Module ["SIM"] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Capital assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network-Switches	10 years
PCS network-Base stations	5 years
Computer hardware and software	3 years
Application hardware and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

The costs of maintenance and replacement of minor items of capital assets are charged to maintenance expense. Renewals and improvements are capitalized.

Intangible assets

Intangible assets consist of the Company's PCS and MCS licenses. The Company has determined that both licenses have an indefinite useful life. Therefore no amortization is calculated but these intangible assets are tested for impairment on an annual basis. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Derivative instruments

Derivative financial instruments are utilized to reduce foreign currency and interest rate risk on the Company's debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Foreign currency swap agreements are used to manage exchange rate exposures relating to certain debt instruments denominated in foreign currencies. Foreign currency swap agreements are designated as hedges of firm commitments to pay interest and principal on the foreign currency denominated debt, which would otherwise expose the company to foreign currency risk. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related foreign currency denominated debt.

Gains and losses on terminations of interest rate and foreign currency swap agreements or on termination of the Company's designation of the hedging relationship are deferred under deferred gain or loss on financial instruments on the balance sheet and amortized as an adjustment to foreign exchange loss (gain) over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of loss at the time of extinguishment.

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plans

The Company has stock option plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be realized or settled. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Foreign currency

The Company's currency of measurement [functional currency] is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period as if the warrants had been converted at the beginning of the period. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. As outlined in note 13, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

Recent developments

The Canadian Institute of Chartered Accountants ["CICA"] recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new standards and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ["AcG-13"]. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Revenue recognition

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force [the "Task Force"] issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products [EITF 01-9]. The consensus reached by the Task Force indicates that a cash consideration [including a sales incentive] given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20,941,000, $19,347,000 and $22,827,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, operating measures or cash flows.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock options granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. No such awards were granted in 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method [see note 12].

Goodwill and other intangible assets

Intangible assets consist of the Company's PCS and MCS licenses. Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' [CICA] Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS license it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS license has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS license in the amount of $140,000. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Foreign exchange gains and losses

Effective in 2001, the Company has retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19.

4. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

	2002 $	2001 $
Short-term investments	83,181	158,443
Marketable securities	164	1,081
	83,345	159,524

During 2002, the Company reduced the value of its marketable securities to their net estimated realizable value. Accordingly, non-cash charges of $343,000 were recorded in 2002 [$5,066,000 in 2001 and $225,716,000 in 2000].

5. RECEIVABLES

	2002 $	2001 $
Trade receivables	83,814	95,587
Allowance for doubtful accounts	(14,885)	(10,717)
Taxes receivable	2,866	211
Interest receivable	18	892
	71,813	85,973

Bad debt expenses for the twelve months ended December 31, 2002 amounted to $32,306,000 [$16,133,000 for 2001 and $11,297,000 for 2000].

6. CAPITAL ASSETS

	2002		2001
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
			[Restated - note 3]
PCS network
Switches	533,511	199,433	474,994	124,984
Base stations	608,894	400,190	572,820	302,989
Computer hardware and software	26,426	22,432	26,444	18,609
Application hardware and software	198,215	110,413	171,027	61,522
Office furniture and equipment	32,588	23,196	31,250	18,338
Leasehold improvements	26,912	15,236	24,055	10,100
	1,426,546	770,900	1,300,590	536,542
Accumulated depreciation	(770,900)		(536,542)
Net carrying value	655,646		764,048

The PCS network includes both PCS network construction in progress, amounting to $1,036,000 in 2002 [$10,867,000 in 2001], and PCS network in service.

During 2002, the Company wrote down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization for the year ended December 31, 2002 included write-downs of $31,351,000 related to the network and application software in the PCS segment and $5,940,000 related to the portal in the Wireless Internet segment.

7. INTANGIBLE ASSETS

	2002 $	2001 $
PCS Licenses	2,727	2,727
MCS Licenses	--	223,399
	2,727	226,126

In 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled, at that time, by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is a License for spectrum in the 2500 MHz range from Industry Canada [the "MCS Licenses"] that can be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, was included in the cost of the MCS Licenses.

In the second quarter of 2002, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 has been recorded in 2002. A related deferred income tax recovery of $72,896,000 was also recorded.

8. LONG-TERM INVESTMENTS

	2002 $	2001 $
Long-term investments, at equity	9,898	24,051
Long-term investments, at cost	773	10,932
	10,671	34,983

The Company, through Microcell Capital, has long-term investments accounted for at equity and at cost. The Company has committed to invest, in the form of a subscription for units, US$10,000,000 in Argo II: the Wireless Internet Fund Limited Partnership ["Argo II"] and, as of December 31, 2002, US$5,500,000 had been paid [US$4,500,000 as at December 31, 2001]. During 2002, the Company was asked to contribute an additional US$500,000, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment until the end of the Company's recapitalization. This investment has been reduced to its estimated fair value of nil as at December 31, 2002.

In light of management estimates and based on the decline in market conditions for high-technology companies during 2002, the Company reduced the value of certain other investments to their net estimated realizable value. Accordingly, non-cash charges of $11,805,000 were recorded in 2002 [$28,027,000 in 2001 and $22,620,000 in 2000]. In addition, the Company recorded its share of net income (loss) in its equity investments, resulting in net losses of $13,212,000 and $5,282,000 in 2002 and 2001 respectively, and net income of $20,573,000 in 2000.

During 2000, the Company sold its equity investment in saraide.com inc. ["Saraide"] to InfoSpace and received in exchange 2,281,326 InfoSpace shares [stock-split adjusted] and an interest of 4.3% in the new company created by InfoSpace following this transaction ["Saraide, Inc."], recorded at-cost by the Company. The resulting gain of $291,942,000, net of income taxes, and the corresponding deferred tax liabilities of $108,653,000, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108,653,000 was also recognized. Following this transaction, 961,894 InfoSpace shares were sold in 2000, at an average price of US$61.19, resulting in a loss on disposal of $6,835,000.

9. DEFERRED CHARGES AND OTHER ASSETS

	2002 $	2001 $
Deferred financing costs	--	8,300
Derivative instruments	--	25,029
Other	1,664	11,281
	1,664	44,610

In conjunction with the new Tranche F of the senior secured term loans [see note 11], the Company paid, in 2002, $19,742,000 of financing costs which are being deferred and amortized over the term of the loan.

On July 15, 2002, the Company decided to unhedge the 2009 Notes and de-designate, for accounting purposes, the cross-currency swap on the principal balance of the 2009 Notes in the amount of US$270,000,000. On that day, the Company terminated US$220,000,000 of the US$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000. A deferred gain of $3,298,000 was also generated on the remaining cross-currency swap [US$50,000,000]. These deferred gains are being amortized over the remaining life of the 2009 Notes.

In November 2002, the Company terminated US$20,000,000 of the remaining US$50,000,000 cross-currency hedging agreements and its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated net proceeds of $1,957,000, a deferred loss on the interest rate swaps of $2,398,000, which is being amortized over the remaining life of the senior secured loans covered by the hedging agreements and a gain on financial instruments of $2,267,000 on the cross-currency swap representing the appreciation in the fair market value of this swap since the date of its de-designation. In December 2002, all the remaining hedging agreements of the Company [US$30,000,000 cross-currency swap and its two interest rate swaps on Tranches A and B of the senior secured loans] were terminated and generated a net payable to the counterparties of $9,370,000, a deferred loss on the interest rate swaps of $15,600,000 which is being amortized over the remaining life of the senior secured loans covered by the hedging agreements and a gain on financial instruments of $3,193,000 on the cross-currency swap representing the appreciation in the fair market value of this swap since the date of its de-designation.

The net gain on financial instruments of $6,570,000 includes the gains mentioned above as well as the amortization of the deferred gains generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument [$1,404,000] and to the amortization of the deferred losses generated by the termination of the interest rate swaps [$294,000].

The Company wrote down $18,915,000 of deferred financing costs, $17,704,000 of deferred loss on financial instruments and $19,672,000 of deferred gain on financial instruments for a net total of $16,947,000 all of which related to the long-term debt in default [see note 1].

In addition, the Company wrote down $3,938,000 of deferred charges with respect to certain development projects.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - OTHER

	2002 $	2001 $
Accrued interest	64,055	8,283
Accounts payable - trade	33,135	29,993
Accounts payable - capital assets	5,858	11,264
Wages and benefits	11,355	26,919
Provisions and others	17,903	29,875
	132,306	106,334

11. LONG-TERM DEBT

	2002 $	2001 $
Senior Secured Term Loans	590,048	504,403
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	659,394	665,747
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	429,443	385,383
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	357,638	321,364
Other	3,655	26,674
	2,040,178	1,903,571
Less current portion of principal	(7,500)	(16,523)
	2,032,678	1,887,048

The details on the Company's long-term debt and contractual repayments as at December 31, 2002 and 2001 are disclosed without taking into consideration the Plan as discussed in note 1, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan.

The minimum contractual payments of long-term debt for the next five years are as follows: $59,882,000 in 2003; $68,575,000 in 2004; $81,325,000 in 2005; $948,396,000 in 2006; and $520,707,000 in 2007.

Senior Secured Loans

The Senior Secured Loans are divided into Senior Secured Revolving Credit Loans and Senior Secured Term Loans as follows:

Senior Secured Revolving Credit Loans

In conjunction with the senior secured lenders' approval of the Plan [see note 1], the senior secured lenders and the Company mutually agreed, in December 2002, to terminate the senior secured revolving credit facility.

Senior Secured Term Loans

Tranche A

Term Loan of $151,200,000, bearing interest at the prime rate plus 1% [1.5% in 2001] or Bankers' Acceptance rate plus 2% [2.5% in 2001], payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped to a fixed rate of 5.65% on $75,600,000 of the principal outstanding until December 2005. On the remaining balance of $75,600,000, the Company has swapped the floating interest to a fixed range of rates [4.83% to 5.93%]. As at December 31, 2002, these hedging agreements are terminated [see note 9].

Tranche B

Term Loan of US$50,923,411, bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006. The floating interest rate was swapped on the full amount to a fixed rate of 5.87% to March 1, 2006. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Tranche C

Term Loan of $18,800,000 bearing interest at the prime rate plus 1% [1.5% in 2001] or Eurocanadian plus 2% [2.5% in 2001], payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.6% to December 30, 2005. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Tranche D

Term Loan of $34,200,000, bearing interest at the prime rate plus 1% [1.5% in 2001] or Eurocanadian plus 2% [2.5% in 2001], payable in quarterly installments starting in September 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.63% to December 30, 2005. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Tranche E

Term Loan of US$137,551,000, bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

Tranche F

Term Loan of US$62,920,783, bearing interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5%, payable in quarterly installments starting in March 2003 and maturing in February 2007.

As of December 31, 2002 and 2001, the full amounts were drawn on all Tranches of the Senior Secured Term Loans. Contractual repayments of Tranches A, B, C, D, E and F up to 2007 are as follows:

	Tranches
	A % of principal amount	B Equivalent to C$	C % of principal amount	D % of principal amount	E Equivalent to C$	F Equivalent to C$
2003	25.0%	750	25.0%	20.0%	2,000	2,000
2004	30.0%	750	30.0%	37.5%	2,000	2,000
2005	37.5%	750	37.5%	37.5%	2,000	2,000
2006	--	Balance outstanding	--	--	Balance outstanding	2,000
2007	--	--	--	--	--	Balance outstanding

The Senior Secured Loans are collateralized by debentures of $1,100,000,000, issued by Microcell Telecommunications Inc., Microcell Solutions Inc., and Microcell Connexions Inc. under trust deeds. The debentures are collateralized by a first ranking security interest in all property and assets of these companies.

As of December 31, 2002 and 2001, the interest and foreign exchange rates were as follows:

	2002%	2001%
Prime rate	4.50	4.00
Bankers' Acceptance rate	2.84	2.07
U.S. base rate	4.25	4.75
U.S. LIBOR rate	1.38	1.88
Eurocanadian rate	2.83	2.10
Closing exchange rate in U.S. dollars per C$1.00	0.6339	0.6278

Senior Discount Notes

Series B Senior Discount Notes due 2006

The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of US$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares for gross proceeds of $273,321,000 [US$200,000,081].

Series A and Series B Senior Discount Notes due 2007

The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, for gross proceeds of $250,000,000.

Series B Senior Discount Notes due 2009

The unsecured Senior Discount Notes due 2009 consist of US$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009, for gross proceeds of $221,196,000 [US$150,473,700]. The Company entered into a cross-currency swap agreement to manage its exposure to foreign exchange rate fluctuations on the principal at a rate of 1.47. The duration of the cross-currency swap corresponded to that of the Senior Discount Notes due 2009. The cross-currency swap agreement was secured by the debentures issued to secure the Senior Secured Loans. As at December 31, 2002, this hedging agreement is terminated [see note 9].

Interest and redemption rights

The Senior Discount Notes were sold at a substantial discount from their principal amount, and cash interest started to accrue on December 1, 2001 for the Senior Discount Notes due in 2006, on October 15, 2002 for the Senior Discount Notes due in 2007 and will begin to accrue on June 1, 2004 for the Senior Discount Notes due in 2009.

On or after specific dates, the Company may redeem the Senior Discount Notes, in whole or in part, at any time, at the following redemption prices [expressed as percentages of principal amounts at maturity] plus accrued and unpaid cash interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on the redemption starting date of each year set forth in the following table:

Senior Discount Notes Due	2006	2007	2009
Redemption Date	December 1	October 15	June 1
	%	%	%
2003	102.333	102.781	--
2004	100.000	100.000	108.000
2005	100.000	100.000	107.000
2006	100.000	100.000	106.000
2007	--	100.000	105.000
2008 and 2009	--	--	100.000

Covenants

Under the long-term debt agreements discussed above, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels.

As of December 31, 2002 the Company was not in compliance with certain of these covenants and as such all the long-term debt is in default [see note 1].

12. SHARE CAPITAL

Authorized

Unlimited number of Common Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

Unlimited number of participating Class B Non-Voting Shares.

Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

Issued and paid

	Common Shares		Class A Non-Voting Shares		Class B Non-Voting Shares		Total
	Number	$	Number	$	Number	$	$
Balance as of December 31, 1999	32,780,071	87,698	--	--	22,141,195	239,901	327,599
Issued	--	--	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	--
Exercise of warrants	--	--	--	--	497,607	3,548	3,548
Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	--	--	60,496	191	174,696,663	439,130	439,321
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	--
Exercise of warrants	--	--	--	--	--	--	--
Balance as of December 31, 2001	27,631,537	73,888	9,590,000	394,477	202,951,539	699,006	1,167,371
Issued	--	--	--	--	--	--	--
Converted	--	--	--	--	--	--	--
Exercise of warrants	--	--	--	--	43,372	307	307
Balance as of December 31, 2002	27,631,537	73,888	9,590,000	394,477	202,994,911	699,313	1,167,678

In January 2001, Microcell completed a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for at issuance as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

Employee stock purchase plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant's contribution during the year [up to 5% of the participant's salary]. Microcell's contribution is executed only if, on the measurement date [which, for each year, is June 30 of the following year], the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares [250,000 Class B Non-Voting Shares have been reserved for issuance] or to deposit with the Administrative Agent a sufficient amount of money to enable the Administrative Agent to purchase the appropriate number of shares in the market. As of December 31, 2002, 4,886 of the reserved shares [4,886 in 2001] were issued under this stock purchase plan. Under the Plan described in note 1, this plan will be cancelled.

Stock option plans

On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors. As at December 31, 2002, the stock option plan authorizes the issuance of up to 19,000,000 class B non-voting shares of Microcell pursuant to options granted under the stock option plan [5,900,000 as of December 31, 2001]. The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of class B non-voting shares of Microcell covered by each of such options, the date of grants and the subscription price of each option. Any options granted under stock option plan before July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the second, third, fourth and fifth anniversary of the date of the grant. Any options granted under the stock option plan after July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the first, second, third and fourth anniversary of the date of the grant. An option granted under the stock option plan expires on the seventh anniversary of the date of the grant and is non-transferable. Each participant in the stock option plan may receive no more than one grant of class B non-voting shares of Microcell per year not exceeding a defined number determined by the Board.

The stock option plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 [the "Predecessor Plan"], but does not revoke options to purchase Class A Non-Voting Shares of Microcell granted thereunder. The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell's Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. During 2001, certain options were granted with the guarantee that they would reach a certain value. Such options were cancelled in 2002. Consequently, the Company no longer has a contingent liability under such options.

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% [3.0% in 2001]; dividend yields of 0% [0% in 2001]; weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 107.9% [89.8% in 2001]; and a weighted-average expected life of the options of 5.5 years [5.5 years in 2001]. For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options' vesting periods.

Considering all options issued since the beginning of the Company's stock option plans, the Company's pro forma net loss would be increased by $2,228,000, $6,155,000 and $2,477,000 for the years ended December 31, 2002, 2001 and 2000 respectively. Basic and diluted loss-per-share figures would be increased by $0.01, $0.06 and $0.03 respectively.

Under the Plan described in note 1, this plan will be cancelled.

A summary of the status of the Company's stock option plans as of December 31, 2002 and 2001, and changes during these years are presented below:

	Options to purchase Class A Non-Voting Shares		Options to purchase Class B Non-Voting Shares
	Number of options	Weighted- average exercise price	Number of options	Weighted-average exercise price
		[in dollars]		[in dollars]
Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01
Granted	--	--	5,872,296	5.93
Exercised	(60,496)	3.19	--	--
Forfeited	(1,029)	10.40	(164,764)	25.34
Balance as of December 31, 2001	88,982	10.40	7,552,332	9.68
Granted	--	--	386,663	0.88
Exercised	--	--	--	--
Cancelled	--	--	(1,024,109)	2.80
Forfeited	(23,281)	10.40	(2,178,233)	11.09
Balance as of December 31, 2002	65,701	10.40	4,736,653	9.80

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding as of December 31, 2002	Weighted- average remaining life	Weighted- average exercise price	Number exercisable as of December 31, 2002	Weighted- average exercise price
Class A Non-Voting Shares			[in dollars]		[in dollars]
$10.00 to 11.00	65,701	0.7 year	10.40	65,701	10.40
Class B Non-Voting Shares [in dollars]
$0.55 to $1.99	305,685	6.4 years	0.55	--	--
$2.00 to 4.00	2,258,124	6.0 years	3.07	985,696	3.09
$11.00 to 13.00	1,014,546	5.3 years	11.52	300,048	11.49
$13.01 to 16.00	680,164	2.5 years	13.72	531,232	13.72
$28.00 to 39.00	235,744	5.0 years	33.56	44,244	30.84
$40.00 to 49.00	242,390	4.7 years	42.89	67,058	43.08
$0.55 to $49.00	4,736,653	5.3 years	9.80	1,928,278	9.35

Warrants

	2002 $	2001 $
115,700 initial warrants [135,700 in 2001]	1,844	2,163
Issue costs	(74)	(86)
	1,770	2,077

The warrants issued as part of the Units described in note 11 expire in June 2006. The initial warrants are each exercisable for 2.1899 Class B Non-Voting Shares at an exercise price of US$0.01 per share. During the year, 20,000 warrants were exercised and resulted in the net issuance of 43,372 Class B Non-Voting Shares [nil in 2001].

13. LOSS PER SHARE

The rights issue completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	2002	2001	2000
	$	$	$
Net loss	570,501	498,485	268,427
Weighted-average number of shares outstanding	240,204	108,915	63,724
Shares issuable pursuant to exercise of initial warrants	253	297	291
Number of shares for basic loss per share calculation	240,457	109,212	64,015
Adjustment factor	--	--	1.5035
Adjusted number of shares for basic loss per share calculation	240,457	109,212	96,247
Additional shares for diluted loss per share calculation	--	3,312	997
Adjusted number of shares for diluted loss per share calculation	240,457	112,524	97,244
Basic and diluted loss per share [dollars]	2.37	4.56	2.79

Basic and diluted losses per share are identical, as the effect of the dilutive securities are antidilutive.

14. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies. These transactions are undertaken in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements is as follows:

	2002	2001	2000
	$	$	$
Costs capitalized to capital assets and deferred charges	--	5,165	5,122
Cost of products and services	3,007	6,965	4,117
General and administrative services	304	562	507
Selling and marketing	--	225	--
Equipment sales and service revenues	4,698	5,470	1,940
Equipment purchase	224	192	--
Net gain on asset disposal	--	--	860
Interest revenue	--	--	89

15. RESTRUCTURING CHARGES

In 2002, the Company laid off approximately 350 employees [approximately 200 in 2001] to adjust its work force to the requirements of its operating plan. The restructuring charges of $7,494,000 recorded in 2002 [$5,226,000 in 2001] relate primarily to severance payments to the employees laid off. These measures were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

As at December 31, 2002, the remaining balance of the restructuring provision was $1,036,000 [$2,314,000 as at December 31, 2001]. This provision is comprised of unpaid severance payments to employees laid off.

16. INCOME TAXES

Significant components of the income tax benefit consist of the following:

	2002	2001	2000
	$	$	$
Current income tax expense before the following:	80,484	40,101	6,676
Tax benefit of previously unrecognized losses and temporary differences	(78,860)	(37,857)	(5,223)
Current income tax expense	1,624	2,244	1,453
Deferred income tax recovery related to reversal of temporary differences	(73,519)	(3,966)	--
Deferred income tax recovery of previously unrealized losses and temporary differences	--	--	(116,968)
Income tax benefit	(71,895)	(1,722)	(115,515)

The reconciliation of income tax computed at the statutory tax rates to the income tax benefit is as follows:

	2002	2001	2000
	$	$	$
Income tax benefit based on the combined statutory income tax rate of 32% [33% in 2001 and 37.5% in 2000]	(205,567)	(165,068)	(143,978)
Tax effect of acquired assets	--	--	(71,384)
Non-taxable portion of capital items	3,665	14,596	(28,926)
Unrecognized tax benefits of losses and temporary differences	210,063	187,376	130,744
Tax benefit of previously unrecognized losses and temporary differences	(78,860)	(37,857)	(5,223)
Large corporations tax	1,624	2,244	1,453
Other	(2,820)	(3,013)	1,799
Income tax benefit	(71,895)	(1,722)	(115,515)

As of December 31, 2002, the Company had net operating losses carried forward for income tax purposes that expire as follows: 2003, $98,000,000; 2004, $211,500,000; 2005, $217,800,000; 2006, $57,900,000; 2007, $266,000,000; 2008, $288,000,000; 2009, $364,000,000. In addition, the Company had approximately $760,000,000 of deductible temporary differences.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 are as follows:

	2002	2001	2000
	$	$	$
Deferred income tax liabilities:
Accounting values of capital assets in excess of tax values	--	84,347	9,530
Accounting values of marketable securities and investments in excess of tax values	--	--	20,599
Deferred charges and other	873	4,646	3,223
Total deferred income tax liabilities	873	88,993	33,352
Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	4,568	952	--
Operating losses carried forward	481,105	416,288	411,300
Tax values of capital assets in excess of accounting values	162,806	147,507	112,711
Provisions and other temporary differences	83,576	71,975	52,443
Total deferred income tax assets	732,055	636,722	576,454
Valuation allowance	(731,182)	(621,248)	(547,691)
Net deferred income tax assets	873	15,474	28,763
Net deferred income tax liabilities	--	73,519	4,589

17. COMMITMENTS

In addition to the commitments disclosed elsewhere in these financial statements, the aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

$
2003	30,472
2004	28,058
2005	24,313
2006	17,467
2007	14,238
Subsequent to 2007	40,563
155,111

Rental expenses for the twelve months ended December 31, 2002 amounted to $29,682,000 [$29,540,000 for 2001 and $23,258,000 for 2000]. As of December 31, 2002, the Company had outstanding letters of guarantee for an aggregate amount of $4,337,000 [$1,175,000 as of December 31, 2001].

By letter dated March 29, 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. The conditions attached to the renewed term of the PCS License remained unchanged from those of the initial term. However, Industry Canada also indicated as part of the PCS License renewal its intention to initiate a review of the cellular and PCS license terms, fees and conditions. Industry Canada has the power to make amendments to the existing terms and conditions of license and fee structure.

The existing PCS License conditions require Connexions to: [i] substantially meet the deployment plan contained in its initial license application and offer a reasonable level of service in all regions of Canada; [ii] substantially honor the research and development commitments made in its initial license application, and at a minimum invest an average of two percent of adjusted gross revenue from its PCS activities on PCS-related research and development, as defined by Revenue Canada, averaged over the course of the PCS License term; [iii] substantially honor all other commitments made in its detailed application; [iv] comply with the Canadian Ownership and Control Provisions and notify the Minister of any change that would materially affect its ownership or control in fact, such notice to be given in advance for transactions known to the Company; [v] submit annual reports indicating, among other things, continued compliance with the PCS License conditions; [vi] from the inception of service, provide for and maintain lawful interception capabilities as authorized by law, unless forborne from so doing; [vii] comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations; [viii] offer PCS resale throughout its service area to PCS licensees on a non-discriminatory basis; [ix] comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission of the United States concerning the use of the 2 GHz frequency range; and [x] obtain site specific authority prior to installing or operating any 2 GHz PCS base station. As at December 31, 2002, the Company is in compliance with the PCS License conditions.

18. FINANCIAL INSTRUMENTS

Credit risk

The concentration of credit risk related to cash, cash equivalents, short-term investments and marketable securities is limited because the securities held in the portfolio relate to a large number of issuers. The Company has a limited amount of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. As disclosed elsewhere in these financial statements, the Company was exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but limited the concentration of credit risk by dealing with several highly rated financial institutions. As of December 31, 2002, the Company does not own any derivative financial instruments.

Fair value

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade receivables, interest receivable, taxes receivable, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the short-term investments and marketable securities is determined based on an amount quoted at the balance sheet date.

The fair value of the Senior Secured Term Loans differs from their carrying value, but it has been omitted because it is not possible to determine it with sufficient reliability.

The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market as at December 31, 2002 and 2001.

The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institutions for similar derivative instruments.

Fair values of the Company's financial instruments, where the fair value differs from the carrying amounts on the financial statements, are as follows:

	2002		2001
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Senior Discount Notes	1,450,130	9,297	1,372,494	1,022,034
Derivative instruments	--	--	26,986	27,792

19. SEGMENTED INFORMATION

The Company carries out its operations entirely in Canada through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers [on a wholesale basis]. The Company also offers PCS data services based on the new General Packet Radio Service ["GPRS"] technology. Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk.

However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Through its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. As the Wireless Internet and Investments operations are not significant starting 2003, the Company has determined that it operates in one segment since January 1, 2003.

The accounting policies for segment and intersegment transactions are the same as described in the summary of significant accounting policies [see note 2]. Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for all segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

The following tables present information about reported segment results and assets:

	Year ended December 31, 2002
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	$	$	$	$	$
Revenues	590,959	103	--	--	591,062
Revenues - intersegment	97	1,770	--	(1,867)	--
Revenues - total	591,056	1,873	--	(1,867)	591,062
Operating expenses	(493,271)	(6,823)	44	--	(500,050)
Operating expenses-intersegment	(1,876)	(6,680)	--	8,556	--
Segment operating income (loss) before the following:	95,909	(11,630)	44	6,689	91,012
Impairment of intangible assets	--	(223,399)	--	--	(223,399)
Loss in value of investments, marketable securities and other assets	--	--	(16,086)	--	(16,086)
Share of net loss in investees	--	--	(13,212)	--	(13,212)
Segment operating income (loss)	95,909	(235,029)	(29,254)	6,689	(161,685)
Additions to capital assets	124,738	(64)	1	8	124,683
Additions to intangible assets	--	--	--	--	--
Total assets as at December 31, 2002	902,169	1,424	14,608	(5,347)	912,854

	Year ended December 31, 2001
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	$	$	$	$	$
	[Restated - note 3]
Revenues	541,416	--	74	--	541,490
Revenues - intersegment	1,094	7,648	158	(8,900)	--
Revenues - total	542,510	7,648	232	(8,900)	541,490
Operating expenses	(533,126)	(16,213)	(1,954)	--	(551,293)
Operating expenses-intersegment	(1,217)	(4,107)	(823)	6,147	--
Segment operating income (loss) before the following:	8,167	(12,672)	(2,545)	(2,753)	(9,803)
Loss in value of investments, marketable securities and other assets	(565)	--	(32,528)	--	(33,093)
Share of net loss in investees	--	--	(5,282)	--	(5,282)
Segment operating income (loss)	7,602	(12,672)	(40,355)	(2,753)	(48,178)
Additions to capital assets	283,610	1,301	(8)	(7,508)	277,395
Additions to intangible assets	--	130,000	--	--	130,000
Total assets as at December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

	Year ended December 31, 2000
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	$	$	$	$	$
	[Restated - note 3]
Revenues	405,813	--	173	--	405,986
Revenues - intersegment	1,887	9,348	--	(11,235)	--
Revenues - total	407,700	9,348	173	(11,235)	405,986
Operating expenses	(513,435)	(2,991)	(1,892)	--	(518,318)
Operating expenses-intersegment	--	(3,885)	(1,686)	5,571	--
Segment operating income (loss) before the following:	(105,735)	2,472	(3,405)	(5,664)	(112,332)
Net gain on disposal of investments	--	--	285,967	--	285,967
Loss in value of investments, marketable securities and other assets	--	--	(248,336)	--	(248,336)
Share of net income (loss) in investees	--	--	20,573	--	20,573
Segment operating income (loss)	(105,735)	2,472	54,799	(5,664)	(54,128)
Additions to capital assets	243,170	17,847	1,765	(5,591)	257,191
Additions to intangible assets	--	20,000	--	--	20,000

Reconciliation of the segmented operating income (loss) to the consolidated net loss

	2002	2001	2000
	$	$	$
Segmented operating loss	(161,685)	(48,178)	(54,128)
Depreciation and amortization	(242,416)	(177,990)	(131,304)
Restructuring charges	(7,494)	(5,226)	--
Interest income	5,479	6,553	20,341
Interest expense	(216,256)	(215,888)	(185,471)
Financing charges	(10,573)	(8,349)	(8,742)
Foreign exchange gain (loss)	926	(51,129)	(24,638)
Write down of deferred financing costs and deferred gain and loss on financial instruments	(16,947)	--	--
Gain on financial instruments	6,570	--	--
Income tax benefit	71,895	1,722	115,515
Net loss	(570,501)	(498,485)	(268,427)

20. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ["U.S. GAAP"]

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"] which differ in certain material respects from U.S. GAAP. The following summary sets out the material adjustments to the Company's reported net loss, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

Reconciliation of consolidated statements of loss and comprehensive loss

		2002	2001	2000
		$	$	$
	Net loss under Canadian GAAP	(570,501)	(498,485)	(268,427)
[a]	Reversal of amortization of PCS License	--	139	136
[b]	Share of net income (net loss) in investees	4,772	(22,079)	21,248
[c]	Unrealized net loss in value of investments and marketable securities	--	--	158,497
[c]	Recognized loss in value of marketable securities	--	--	(158,964)
[d]	Development costs	6,108	(3,502)	(2,606)
[e]	Stock compensation	478	(478)	--
[f]	Amortization of net deferred gain on financial instruments	(1,110)	--	--
[f]	Amortization of other comprehensive income related to financial instruments	1,110	--	--
[f]	Changes in fair market value of a fair value hedge	--	1,367	--
[f]	Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	--	(900)	--
[h]	Effect of legislated tax rate changes on deferred tax liabilities	--	25,771	--
[a]	Impairment of intangible assets	(25,771)	--	--
	Net loss under U.S. GAAP	(584,914)	(498,167)	(250,116)
[c]	Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $45,000 for 2002 [$74,000 for 2001 and $68,828,000 for 2000]	(177)	322	(159,864)
[f]	Changes in fair market value of cash flow hedges net of income taxes in the amount of $31,000 for 2002 [$818,000 for 2001]	367	(1,364)	--
[f]	Reversal of cumulative income taxes related to changes in fair market value of cash flow hedges	1,036	--	--
[f]	Amortization of other comprehensive income related to financial instruments	(1,110)	--	--
[f]	Write off of other comprehensive income related to financial instruments	(1,968)	--	--
[f]	Cumulative effect as of January 1, 2001, resulting from the adoption of Statement of Financial Accounting Standards No. 133	--	3,939	--
[c]	Reclassification adjustments	--	--	158,964
	Comprehensive loss under U.S. GAAP	(586,766)	(495,270)	(251,016)
	Basic and diluted loss per share under U.S. GAAP [dollars]	(2.43)	(4.56)	(2.60)

Differences in reported amounts on consolidated balance sheets

		2002			2001
		Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
		$	$	$	$
[c]	Marketable securities	164	145	309	1,403
[b]	Long-term investments	10,671	1,276	11,947	31,487
[d]	Deferred charges and other assets	1,664	--	1,664	38,502
[f]	Cash flow hedges	--	--	--	1,675
[a]	Intangible assets	2,727	(2,727)	--	249,170
[e]	Accounts payable and accrued liabilities - other	(132,306)	--	(132,306)	(106,812)
[g]	Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,228,094)
	Deficit	2,466,674	62,174	2,528,848	1,943,934
	Accumulated other comprehensive income	--	(145)	(145)	(1,997)

[a] Intangible assets

The PCS License, which includes certain development costs and other costs associated with obtaining the PCS License from the Government of Canada were deferred under Canadian GAAP. Under U.S. GAAP such development costs are expensed as incurred. During 2002, the Company wrote down the value of the MCS Licenses to nil. Prior to this write-down, the carrying values of these licenses were $249,170,000 and $223,399,000 under U.S. GAAP and Canadian GAAP respectively, representing a difference of $25,771,000.

[b] Investment in entity subject to significant influence

Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

[c] Marketable securities

Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value are recorded in other comprehensive loss. As of December 31, 2000, a decline in value of marketable securities in the amount of $158,964,000 was considered to be other than temporary and consequently was reclassified from other comprehensive loss to net loss.

[d] Deferred charges and other assets

Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred [nil as at December 31, 2002, $6,108,000 as at December 31, 2001 and $2,606,000 at December 31, 2000].

Under Canadian GAAP, a deferred gain or loss is recorded upon either the de-designation of a derivative financial instrument as a hedge or upon the early termination of a derivative financial instrument qualifying as a hedge. This deferred gain or loss represents the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of the de-designation or early termination. The deferred gain or loss is then amortized over the remaining life of the originally hedged item. Under US GAAP, the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of its de-designation or early termination is accumulated in other comprehensive income. The accumulated balance is then amortized to net income (loss) over the remaining life of the originally hedged item.

[e] Stock compensation

Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element. As of December 31, 2002, all such stock compensation awards granted in the past have been cancelled.

[f] Derivative instruments

The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. The Company adopted SFAS 133 effective January 1, 2001. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $900,000 being recognized as an expense in the statement of net loss and as a credit in other comprehensive loss. In addition, a credit of $3,039,000, net of income taxes in the amount of $1,823,000 has been recognized in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1,367,000 being recognized as income in the statement of net loss. As of December 31, 2002, all such derivative instruments have been terminated.

[g] Option to purchase Class A Non-Voting Shares

Under U.S. GAAP, certain stock options issued to non-employees are recorded as an expense over the vesting period, when it becomes probable that they will be exercised. In 1996, an amount of $60,723,000 was expensed with a corresponding increase in share capital under U.S. GAAP.

[h] Deferred tax liabilities

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, was capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under US GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under U.S. GAAP.

[i] Advertising costs

Advertising expenses for the twelve months ended December 31, 2002 amounted to $37,341,000 [$33,293,000 and $45,729,000 for the twelve months ended December 31, 2001 and 2000 respectively].

21. CONTINGENCY

On April 10, 2002, ASP Wireless Net Inc. ["ASP"], a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

22. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Executive Officers and Board - Microcell Telecommunications Inc.

Executive Officers

Andre Tremblay
President and Chief Executive Officer
Microcell Telecommunications Inc.

Alain Rheaume
President and Chief Operating Officer
Microcell Solutions Inc.

Jacques Leduc
Chief Financial Officer and Treasurer

Gaetan Jacques
Vice-President, Human Resources

Dean Proctor Vice-President, Regulatory Affairs Jocelyn Cote Vice-President, Legal Affairs and Assistant Secretary Michel Cordeau Secretary Robert Fortier Vice-President and Corporate Controller
Board of Directors -- as at December 31, 2002

Bambrough, Noel R.
Intacta Technologies Inc.

Bureau, Andre
Astral Media Inc.

Cyr, Daniel
Telesystem Ltd.

Cytrynbaum, Michael
Look Communications Inc.

Ducharme, Bruno
Telesystem International Wireless Inc.

Fafard, Martin
Capital Communications CDPQ Inc.

Lamarre, Bernard
Groupe Bellechasse Sante Inc.

Laurin, Pierre
Ecole des hautes etudes commerciales

Savage, Graham W.
Savage Walker Capital Inc. and Callisto Capital LP

Sirois, Charles
Telesystem Ltd.

Tremblay, Andre
Microcell Telecommunications Inc.

Board of Directors -- as of May 1st, 2003

Bureau, Andre
Astral Media Inc.

Continenza, James
Teligent

Dube, Christian
Domtar Inc.

Goertz, Gary
Formerly with MDS Inc.

Latham, Robert
RFL Consulting

McFarlane, Paul
Formerly with CIBC Special Loans

Nadler, Berl
Davies Ward Philips and Vineberg LLP

Scheiwe, Steven D.
Ontrac Advisors, Inc.

Sirois, Charles
Telesystem Ltd.

Tremblay, Andre
Microcell Telecommunications Inc.

Waisberg, Lorie
Formerly with Goodmans LLP and Co-Steel Inc.

Corporate information

Registered office

Microcell Telecommunications Inc.
1250 Rene-Levesque Blvd. West, 38th Floor
Montreal, Quebec H3B 4W8

Principal place of business

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West, Suite 4000
Montreal, Quebec H5A 1K3
Tel.: 514 937-2121
Fax: 514 937-2554

Stock listing and symbol

Microcell Telecommunications Inc. is listed on the Toronto Stock Exchange (TSX) under the symbol MT.

Annual general meeting

Microcell Telecommunications Inc.'s next AGM will be held in 2004.

Transfer agent~~s~~

Computershare Trust Company of Canada

Bank of Nova Scotia Trust Company of New York

SEDAR #00008324

Auditors

Ernst & Young LLP

For further information

Web sites:
www.microcell.ca; www.microcell.com; www.canadagsm.com; www.fido.ca; www.inukshuk.ca;

E-mail:
investor.relations@microcell.ca

Investors, security analysts and other interested parties who wish to obtain financial information about Microcell should contact:

Investor Relations
Microcell Telecommunications Inc.
800 de La Gauchetiere Street West, Suite 4000
Montreal, Quebec H5A 1K3
Tel.: 514 937-2121, ext. 6034
Fax: 514 221-3183